EXHIBIT 2.1
Execution Copy
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ALADDIN HOLDCO, INC.,
ALADDIN MERGER SUB, INC.
and
ALLIANCE DATA SYSTEMS CORPORATION
Dated as of
May 17, 2007

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Exhibits
EXHIBIT A – Limited Guarantee
EXHIBIT B.1 – List of Company Officers
EXHIBIT B.2 – List of Parent and Merger Sub Executives
EXHIBIT C – Merger Sub Certificate of Incorporation and By-laws
EXHIBIT D – Certain Investments

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     AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2007, by and among Aladdin Holdco, Inc., a Delaware corporation (“Parent”), Aladdin Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Alliance Data Systems Corporation, a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties”.
     WHEREAS, the Board of Directors of the Company, acting upon the recommendation of a special committee of independent directors of the Company (the “Special Committee”), and the respective Boards of Directors of Parent and Merger Sub have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and Plan of Merger, including the exhibits and disclosure schedules attached hereto (the “Agreement”) and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
     WHEREAS, the Board of Directors of the Company, acting upon the recommendation of the Special Committee, and the respective Boards of Directors of Parent and Merger Sub have determined that the Merger is in furtherance of, and consistent with, their respective business strategies and is in the best interest of their respective stockholders, and have approved and declared advisable or adopted this Agreement and the Merger;
     WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Blackstone Capital Partners V L.P. (the “Fund”) is entering into a Limited Guarantee (the “Guarantee”) in the form attached as Exhibit A, pursuant to which the Fund is, among other things, guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and
     WHEREAS, Parent, Merger Sub and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:
Article 1.
Defined Terms and Interpretation
     Section 1.1 Certain Definitions. For purposes of this Agreement, the term:
     “Affiliate” shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or otherwise.
     “Benefit Plan” shall mean any employment, severance, termination, retirement, profit sharing, bonus, incentive or deferred compensation, retention bonus or change in control agreement, pension, stock option, restricted stock or other equity-based benefit, savings, life, health, disability, accident, medical, insurance, vacation, paid time off, long term care, executive or other employee allowance program, other welfare or fringe benefit or other employee compensation or benefit plan, program, arrangement, agreement, fund or commitment, including any “employee benefit plan” as defined in Section 3(3) of ERISA or Multiemployer Plan.
     “Blue Sky Laws” shall mean state securities or “blue sky” Laws.
     “Business Day” shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close.
     “Code” shall mean the United States Internal Revenue Code of 1986, as amended.
     “Commissioner” shall mean the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act, or an authorized delegate.
     “Company Benefit Plan” shall mean any Benefit Plan (x) for the benefit or welfare of any current or former director, officer or employee of the Company or any Company Subsidiary or (y) under which the Company or any Company Subsidiary would reasonably be expected to have any material liability.
     “Company Board” means the Board of Directors of the Company.
     “Company By-laws” shall mean the Second Amended and Restated Bylaws of the Company, effective as of January 4, 2000, as amended by the First Amendment to the Second Amended and Restated Bylaws of the Company, effective as of April 25, 2001, and the Second Amendment to the Second Amended and Restated Bylaws of the Company, effective as of March 20, 2002.
     “Company Certificate” shall mean the Second Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on January 4, 2000.
     “Company Common Stock” shall mean the Common Stock of the Company, par value $.01 per share.
     “Company Material Adverse Effect” shall mean a material adverse change or effect on the business, properties, assets, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole; provided that in no event shall any of the following alone or in combination (or the effects or consequences thereof) constitute a “Company Material Adverse Effect” or be considered in determining whether a “Company Material Adverse Effect” has occurred or is likely or expected to occur: (a) any change in the Company’s stock price or trading volume in and of itself (provided that the underlying causes of such change shall not be excluded); (b) the negotiation (including activities relating to due diligence), execution, delivery or public announcement or the pendency of this Agreement or any of the transactions expressly contemplated herein or any actions required by this Agreement to be taken or not taken or otherwise taken with the express consent of Parent, including the impact thereof on the relationships of the Company or the Company Subsidiaries with customers, suppliers, distributors or employees; (c) any change or announcement of a potential change in the credit rating of the Company or any of its Subsidiaries or any of their securities (provided that the underlying causes of such change (other than the negotiation, execution, delivery, public announcement or pendency of this Agreement) shall not be excluded); (d) any failure by the Company to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (provided that the underlying causes of such failure shall not be excluded); (e) changes generally affecting any segment of the industries in which the Company or the Company Subsidiaries operate or affecting the economy or financial markets generally; (f) acts of God, calamities, national or international political or social conditions including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (g) changes in Law or GAAP (or any interpretation thereof) after the date hereof; or (h) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby; provided, however, that changes set forth in clause (e) above may be taken into account in determining whether there has been or is likely to occur a “Company Material Adverse Effect” to the extent such changes have a materially disproportionate impact on the Company and the Company Subsidiaries taken as a whole relative to the other participants in the industries in which the Company and the Company Subsidiaries conduct their businesses.
     “Company Permits” shall mean all permits, licenses, franchises, approvals, registrations, qualifications, rights, variances, certificates, certifications, consents, approvals and Orders of all Governmental Entities necessary for the lawful conduct of the Company’s business as currently conducted.
     “Competition Act” means the Competition Act (Canada), as amended.
     “Competition Act Approval” means (a) the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act, or (b) any waiting period under Part IX of the Competition Act shall have expired, been terminated or have been waived and the Commissioner shall have advised the Parent in writing that the Commissioner has determined not to file an application for an Order under Part VIII of the Competition Act.
     “Continuing Employee” shall mean any Person who is employed by the Company or any Company Subsidiary as of the Effective Time (including Persons on disability or leave of absence, whether paid or unpaid).
     “Contract” shall mean any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation.
     “Environmental Laws” shall mean any applicable Law relating to the protection of the environment or to occupational health and safety.

     “Equity Interest” shall mean any share, capital stock, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.
     “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “GAAP” shall mean accounting principles generally accepted in the United States.
     “Governmental Entity” shall mean any transnational, domestic or foreign, federal, state, provincial or local, governmental, administrative, judicial or regulatory authority or agency.
     “Group” shall have the meaning provided in Section 13(d) of the Exchange Act, except where the context otherwise requires.
     “Hazardous Materials” shall mean (i) any petroleum products or byproducts, radioactive materials, asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant,” “contaminant,” or words of similar import, under any applicable Environmental Law.
     “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
     “Intellectual Property” shall mean, collectively, all United States and foreign intellectual property rights, including all (i) patents, technology and know-how, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and domain names, and other source indicators, and the goodwill of any business symbolized thereby, (iii) copyrights and copyrightable works (including software and systems) and (iv) trade secrets and confidential information.
     “Knowledge” shall mean (i) in the case of the Company, the actual knowledge of the Persons listed on Exhibit B.1 and (ii) in the case of Parent, Merger Sub or any other member of the Parent Group, the actual knowledge of the Persons listed on Exhibit B.2.
     “Law” shall mean any foreign, international, state, provincial or domestic law, treaty, convention, statute, code, ordinance, rule, regulation or Order.
     “Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) other than liens incurred in connection with sale and leaseback transactions in the ordinary course of business.
     “Material Revenue Producing Contract” shall mean any Contract pursuant to which the Company or any of the Company Subsidiaries provides services to customers and which generated revenues to the Company or any of the Company Subsidiaries of $10,000,000 or more in the twelve months ended December 31, 2006, or is expected to generate revenues to the Company or any of the Company Subsidiaries of $10,000,000 or more in the twelve months ending December 31, 2007.
     “Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.
     “NYSE” shall mean the New York Stock Exchange, Inc.
     “Order” shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.
     “Parent Group” shall mean Parent and its Affiliates.
     “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.
     “Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.
     “SEC” shall mean the United States Securities and Exchange Commission.
     “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Solvent” when used with respect to Parent and the Surviving Corporation, shall mean that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of Parent and the Surviving Corporation will, as of such date, exceed (i) the value of all “liabilities of Parent and the Surviving Corporation, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of Parent and the Surviving Corporation on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) Parent and the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they intend to engage or propose to be engaged following the Closing Date, and (c) Parent and the Surviving Corporation will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that Parent and the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
     “Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation or any other Person shall mean any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.
     “Superior Proposal” shall mean a bona fide written Takeover Proposal (with all of the percentages included in the definition of Takeover Proposal increased to 50%) and not solicited in violation of Section 6.4.1 which the Special Committee or the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) and taking into account such factors as the Special Committee or the Company Board considers to be appropriate (i) is reasonably likely to be consummated in accordance with its terms (if accepted) and (ii) if consummated, would result in a transaction more favorable to the holders of Company Common Stock than the transactions provided for in this Agreement taking into account any revisions to this Agreement, the Equity Commitment Letter and/or the Guarantee made or proposed in writing by Parent or Merger Sub prior to the time of determination.
     “Surviving Corporation Benefit Plan” shall mean any Benefit Plan for the benefit or welfare of any Continuing Employee, whether maintained by Parent, the Surviving Corporation or any of their Subsidiaries.
     “Takeover Proposal” shall mean any inquiry, proposal or offer relating to (i) the acquisition of fifteen (15) percent or more of the outstanding shares of Company Common Stock and any other voting securities of the Company by any Third Party, (ii) a merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any Third Party acquiring assets representing fifteen (15) percent or more of the net revenues, net income or assets (based on the fair market value thereof) of the Company and the Company Subsidiaries, taken as a whole (including capital stock of Company Subsidiaries), (iii) any other transaction which would result in a Third Party acquiring assets representing fifteen (15) percent or more of the net revenues, net income or assets (based on the fair market value thereof) of the Company and the Company Subsidiaries, taken as a whole (including capital stock of Company Subsidiaries), immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Company Subsidiary or otherwise) or (iv) any combination of the foregoing.
     “Tax Returns” shall mean any report, filing, election or return (including any information return) or statement required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments or amendments thereto.
     “Taxes” shall mean any and all federal, state, local, provincial, branch or other taxes, duties, tariffs, imposts and other similar charges (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including those on or measured by or referred to as income, franchise, windfall or other profits, gross receipts, estimated, installment, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, goods and services, withholding, ad valorem, stamp, transfer, value-added and provider taxes.
     “Third Party” shall mean any Person or Group other than the Company, the Company Subsidiaries, the Parent Group or any Person in the Parent Group.

          Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“2007 Bonus Plan”	Section 6.8.2
“Agreement”	Recitals
“Annual RSU”	Section 3.5.8
“Antitrust Division”	Section 6.5.1
“Bank Approvals”	Section 6.5.7
“Bank Approval Date”	Section 6.5.8
“Bank Restructuring”	Section 6.5.8
“Bankruptcy and Equity Exception”	Section 4.3.1
“Business Interruption Fee”	Section 8.5.1
“Cash Shortfall”	Section 6.1(b)
“Certificate of Merger”	Section 2.3
“Certificates”	Section 3.2.2
“Closing”	Section 2.2
“Closing Date”	Section 2.2
“Commitments”	Section 5.6
“Company”	Preamble
“Company Adverse Recommendation Change”	Section 6.4.2
“Company Disclosure Schedule”	Article 4
“Company Financial Advisors”	Section 4.17
“Company Financial Statements”	Section 4.6.2
“Company Leased Premises”	Section 4.16
“Company Material Contract”	Section 4.10
“Company Options”	Section 3.5.8
“Company Owned Properties”	Section 4.16
“Company Preferred Stock”	Section 4.2.1
“Company Properties”	Section 4.16
“Company Recommendation”	Section 4.17
“Company Representatives”	Section 6.3.1
“Company Restricted Stock”	Section 3.5.8
“Company SEC Filings”	Section 4.6.1
“Company Stock-Based Award”	Section 3.5.8
“Company Stockholders’ Meeting”	Section 6.2.3
“Company Stock Plans”	Section 3.5.8
“Company Subsidiary”	Section 4.1
“Contingently Vested RSUs”	Section 3.5.3
“Debt Commitment Letters”	Section 5.6
“Debt Tender Offers”	Section 6.16.1
“D&O Insurance”	Section 6.9.3
“DGCL”	Recitals
“Dissenting Shares”	Section 3.1.1
“Dissenting Stockholders”	Section 3.1.1
“Effective Time”	Section 2.3
“Equity Commitment Letter”	Section 5.6
“ERISA”	Section 4.9.2

“ERISA Affiliate”	Section 4.9.4
“ESPP”	Section 3.5.9
“Exchange Fund”	Section 3.2.1
“FDIC”	Section 6.5.7
“Foreign Employees”	Section 4.9.1
“FTC”	Section 6.5.1
“Fully Vested RSUs”	Section 3.5.3
“Fund”	Recitals
“Guarantee”	Recitals
“IB”	Section 6.5.7
“Indemnified Parties”	Section 6.9.2
“IRS”	Section 4.9.1
“Marketing Period”	Section 6.14.1
“Merger”	Recitals
“Merger Consideration”	Section 3.1.1
“Merger Sub”	Preamble
“NDA”	Section 6.3.2
“Notes”	Section 6.16.1
“Notice Period”	Section 6.4.2
“Offer Documents”	Section 6.16.2
“Parent”	Preamble
“Parent Disclosure Schedule”	Article 5
“Parent Representatives”	Section 6.3.1
“Paying Agent”	Section 3.2.1
“Permitted Liens”	Section 4.16
“Property Restrictions”	Section 4.16
“Proxy Statement”	Section 6.2.1
“Purchaser Welfare Benefit Plan”	Section 6.8.4
“Regulatory Approvals”	Section 6.5.1
“Regulatory Authority”	Section 4.5.2
“Required Information”	Section 6.15
“Retention Award”	Section 6.8.2
“Retention RSU”	Section 3.5.8
“RSU”	Section 3.5.8
“Solvency Opinion”	Section 6.13
“Special Committee”	Recitals
“Stockholder Approval”	Section 4.3.1
“Surviving Corporation”	Section 2.1
“Termination Date”	Section 8.1(b)(ii)
“Termination Fee”	Section 8.4.1
“Utah Commissioner”	Section 6.5.7
“WFNNB”	Section 4.5.2
          Section 1.3 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

          (a) references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;
          (b) references to any Person include references to such Person’s successors and permitted assigns;
          (c) words importing the singular include the plural and vice versa;
          (d) words importing one gender include the other gender;
          (e) references to the word “including” do not imply any limitation;
          (f) references to months are to calendar months;
          (g) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
          (h) references to “$” or “dollars” refer to U.S. dollars;
          (i) to the extent this Agreement refers to information or documents having been made available (or delivered or provided) to Parent or Merger Sub, the Company shall be deemed to have satisfied such obligation if the Company or any Company Representatives have made such information or document available (or delivered or provided such information or document) to any of Parent, Merger Sub, or any Parent Representatives; and
          (j) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.
Article 2.
The Merger
          Section 2.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
          Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (i) at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 10:00 a.m., New York City time, no later than the second Business Day following the satisfaction of the conditions set forth in Article 7 (other than (a) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (b) any such conditions, which by their terms, are not capable of being satisfied until the Closing) or (ii) at such other place, time and/or date as the Parties may otherwise agree; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article 7, the Parties shall not be required to effect the Closing until the earliest of (x) a date during the Marketing Period specified by Parent on no less than three

Business Days’ prior notice to the Company and (y) the last day of the Marketing Period. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”.
          Section 2.3 Effective Time. The Parties shall cause a certificate of merger (the “Certificate of Merger”) to be properly executed and filed in accordance with the DGCL and the terms of this Agreement. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as is specified by the Parties as the Effective Time in the Certificate of Merger (the “Effective Time”).
          Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
          Section 2.5 Certificate of Incorporation; By-laws. At the Effective Time, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall, subject to Section 6.9 hereof, be amended in their entirety to contain the provisions set forth in the Certificate of Incorporation and the By-laws of Merger Sub, attached as Exhibit C hereto, except that the name of the Surviving Corporation shall at the Effective Time be changed to the name of the Company.
          Section 2.6 Directors and Officers. The directors of Merger Sub and the officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.
Article 3.
Conversion of Securities; Exchange of Certificates
          Section 3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or its stockholders, the following shall occur:
          Section 3.1.1 Conversion Generally. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 3.1.2, any share of Company Common Stock owned by any Company Subsidiary or by any Subsidiary of Parent other than Merger Sub and any shares of Company Common Stock (“Dissenting Shares”) which are held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL (“Dissenting Stockholders”)), shall be converted, subject to Section 3.2.4, into the right to receive $81.75 in cash, payable to the holder thereof, without interest (the “Merger Consideration”). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate which immediately prior to the Effective Time represented any such shares shall thereafter represent the right to receive the Merger Consideration therefor. Certificates previously representing shares of Company Common Stock (other than any shares of Company Common Stock to be canceled pursuant to Section 3.1.2) shall be exchanged for the Merger Consideration, without interest, upon the surrender of such Certificates in accordance with the provisions of Section 3.2.
          Section 3.1.2 Cancellation or Conversion of Certain Shares. Each share of Company Common Stock (i) held by Parent, Merger Sub or in the treasury of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto and (ii) held by any Company Subsidiary or any Subsidiary of Parent other than Merger Sub shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub common stock shall evidence ownership of an equal number of such shares of the Surviving Corporation.
          Section 3.1.3 Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
          Section 3.1.4 Change in Shares. If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.
          Section 3.2 Exchange of Certificates.
          Section 3.2.1 Paying Agent. At the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 3, through the Paying Agent, cash in U.S. dollars in an amount sufficient to pay the aggregate amount of the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”) payable pursuant to Section 3.1 in exchange for outstanding shares of Company Common Stock. The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to Section 3.1 out of the Exchange Fund. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that: (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company

Common Stock and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of the Company Common Stock in the amount of any such losses to the extent necessary to pay the Merger Consideration to the holders of Company Common Stock; and (ii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent, as Parent directs. The Exchange Fund shall not be used for any other purpose.
          Section 3.2.2 Exchange Procedures. Promptly following the Effective Time (but in no event later than three (3) Business Days following the Effective Time), Parent shall instruct the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) and whose shares of Company Common Stock have been converted into the right to receive Merger Consideration pursuant to Section 3.1 (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be subject to the consent of the Company prior to the Effective Time, such consent not to be unreasonably withheld or delayed) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement (it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock)), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the right to demand to be paid the “fair value” of the shares represented thereby as contemplated by Section 3.3.

          Section 3.2.3 Further Rights in Company Common Stock. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.
          Section 3.2.4 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article 3 shall thereafter look only to the Surviving Corporation for the Merger Consideration, without any interest thereon.
          Section 3.2.5 No Liability. None of Parent, the Company or the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
          Section 3.2.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Paying Agent will, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration without any interest thereon.
          Section 3.2.7 No Further Dividends. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.
          Section 3.2.8 Withholding. Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
          Section 3.3 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, if any Dissenting Stockholder shall demand to be paid the “fair value” of its Dissenting Shares, as provided in Section 262 of the DGCL, such Dissenting Shares shall not be converted into or exchangeable for the right to receive the Merger Consideration (except as provided in this Section 3.3) and shall entitle such Dissenting Stockholder only to payment of the fair value of such Dissenting Shares, in accordance with Section 262 of the DGCL, unless and until such Dissenting Stockholder withdraws (in accordance with Section 262(k) of the DGCL) or effectively loses the right to dissent. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment of fair value of Dissenting Shares prior to the Effective Time. The Company shall give Parent prompt notice thereof prior to the Effective Time and Parent shall have the right to participate at its own expense in all negotiations and proceedings with respect to any such demands. If any Dissenting Stockholder shall have effectively withdrawn (in accordance with Section 262(k) of the DGCL) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shares held by such Dissenting Stockholder shall be canceled and converted into and represent the right to receive the Merger Consideration pursuant to Section 3.1.
          Section 3.4 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed (after giving effect to the items contemplated by this Article 3) and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be converted into the Merger Consideration.
          Section 3.5 Company Options and Stock-Based Awards. At or prior to the Effective Time, the Company shall take all action necessary (including any necessary determinations and/or resolutions of the Company’s Board of Directors or a committee thereof) such that:
          Section 3.5.1 Company Options. At the Effective Time, except as otherwise agreed by Parent and the holder of Company Options with respect to such holder’s Company Options, each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior thereto shall become fully vested and shall be converted automatically into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option and (ii) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option, with the aggregate amount of such payment rounded down to the nearest cent.
          Section 3.5.2 Company Restricted Stock. At the Effective Time, except as otherwise agreed by Parent and the holder of Company Restricted Stock with respect to such holder’s Company Restricted Stock, each share of Company Restricted Stock, whether vested or unvested, that is outstanding immediately prior thereto shall become fully vested and all restrictions thereon shall lapse and shall be converted automatically into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the product of (i) the total number of such shares of Company Restricted Stock and (ii) the Merger Consideration.

          Section 3.5.3 Annual RSUs. At the Effective Time, except as otherwise agreed by Parent and the holder of Annual RSUs with respect to such holder’s Annual RSUs, each award of Annual RSUs that is outstanding immediately prior thereto shall become contingently vested with respect to the number of RSUs (the “Contingently Vested RSUs”) that would have vested in the ordinary course (without regard to any time-based vesting requirement) based on the Company’s performance for the applicable performance period through the Effective Time (as determined in the sole discretion of the Compensation Committee of the Company Board prior to the Effective Time after making equitable adjustments to exclude the effect of extraordinary or one-time expenses incurred in connection with the transactions contemplated by this Agreement) extrapolated to the end of the applicable performance period. Subject to any provision of any agreement between the Company and a holder of an award of Annual RSUs that would accelerate the vesting of Annual RSUs, a holder of an award of Annual RSUs shall become fully vested in the Contingently Vested RSUs (“Fully Vested RSUs”) if the holder is employed by the Company or any Company Subsidiary on February 1, 2008 and the Company shall promptly, but in any event by February 28, 2008, distribute to such holder a lump sum cash payment in U.S. dollars equal to the product of (i) the total number of Fully Vested RSUs subject to such award and (ii) the Merger Consideration.
          Section 3.5.4 Retention RSUs. At the Effective Time, except as otherwise agreed by Parent and the holder of Retention RSUs with respect to such holder’s Retention RSUs, the performance criteria applicable to each award of Retention RSUs shall be deemed to have been satisfied in full and, subject to any provision of any agreement between the Company and a holder of an award of Retention RSUs that would accelerate the vesting of the Retention RSUs, the RSUs subject to such award of Retention RSUs shall become fully vested if the holder satisfies the time-based vesting criteria thereof (with the applicable vesting dates being deemed to be February 21 of 2008, 2009 and 2010). Promptly after the vesting of any of the RSUs subject to an award of Retention RSUs, but in any event within thirty (30) days of such date, the Company shall distribute to such holder a lump sum cash payment, together with interest thereon at the rate of 8% from the Effective Time, in U.S. dollars equal to the product of (i) the total number of vested RSUs subject to such award of Retention RSUs and (ii) the Merger Consideration.
          Section 3.5.5 Other RSUs. At the Effective Time, all RSUs other than Retention RSUs and Annual RSUs shall fully vest (to the extent not already vested) and shall be converted automatically into the right to receive promptly following the Effective Time an amount in cash in U.S. dollars equal to the product of (i) the total number of such RSUs (including any RSUs previously vested without regard to this Section 3.5.3) and (ii) the Merger Consideration.
          Section 3.5.6 Other Company Stock-Based Awards. At the Effective Time, except as otherwise agreed by Parent and the holder of other Company Stock-Based Awards that are not otherwise described in this Section 3.5 with respect to such holder’s other Company Stock-Based Awards, each other Company Stock-Based Award that is not otherwise described in this Section 3.5, whether vested or unvested, that is outstanding and, if applicable, unexercised immediately prior to the Effective Time shall become fully vested and shall be converted automatically into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock-Based Award and (ii) the Merger Consideration (reduced, if applicable, by an exercise or base price applicable to such Company Stock-Based Award).
          Section 3.5.7 Section 409A. Notwithstanding anything to the contrary contained herein, to the extent a holder of a Company Option or Company Stock-Based Award would be entitled to payment described in this Section 3.5 that would be subject to the additional tax imposed under Section 409A of the Code if it were made in accordance with the provisions hereof, the payment will not be made to the holder and instead will be paid to the holder on the earliest date on which such payment may be made consistent with Section 409A of the Code.
          Section 3.5.8 Certain Definitions. For purposes hereof: (i) “Company Options” means options to acquire Company Common Stock issued pursuant to the employee and director stock plans of the Company or under any individual consultant, employee or director agreement (such plans or agreements, the “Company Stock Plans”); (ii) “Company Restricted Stock” means restricted shares of Company Common Stock issued pursuant to the Company Stock Plans that are non-transferable and are subject to specified vesting criteria; (iii) “RSU” means a right issued under any Company Stock Plan to receive Company Common Stock on a deferred basis; (iv) “Annual RSUs” means RSUs (except for Retention RSUs) that are subject to vesting based upon achievement of performance criteria; (v) “Retention RSUs” means the awards of RSUs denominated as “Retention RSUs” on Section 3.5.4 of the Company Disclosure Schedule; and (vi) “Company Stock-Based Award” means each right of any kind to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under Company Stock Plans (including stock appreciation rights, restricted stock, restricted stock units, deferred stock units and dividend equivalents) other than Company Options.
          Section 3.5.9 Miscellaneous. All amounts payable under this Section 3.5 shall be reduced by amounts as are required to be withheld or deducted under the Code or any provision of U.S. state, local or foreign Tax Law with respect to the making of such payment. The provisions of this Section 3.5 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each holder of any Company Options and each beneficiary of a Company Stock-Based Award, and their respective heirs, beneficiaries and representatives. The Company shall terminate its Employee Stock Purchase Plan (the “ESPP”) immediately prior to the Closing Date and shall not commence any new offering periods following the date of this Agreement.

Article 4.
Representations and Warranties of the Company
          Subject to (i) any information contained, or incorporated by reference, in any of the Company SEC Filings filed with the SEC by the Company prior to the date hereof (other than disclosures in the “Risk Factors” sections thereof) and (ii) such exceptions as are disclosed in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (it being understood that (a) the disclosure of any fact or item in any section of the Company Disclosure Schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent such disclosure is made in a manner that makes its relevance to the other section reasonably apparent, except in the case of exceptions qualifying the representations set forth in Section 4.8 which shall be set forth only in Section 4.8 of the Company Disclosure Schedule, and (b) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, reasonably be expected to have a Company Material Adverse Effect), the Company represents and warrants to Parent and Merger Sub as follows:
          Section 4.1 Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Subsidiary of the Company (each, a “Company Subsidiary”) has been duly organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, except to the extent the failure of any such Company Subsidiary to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 4.1 of the Company Disclosure Schedule contains a complete list of all of the Company Subsidiaries. The Company and each Company Subsidiary has the requisite power and authority and all governmental approvals and Company Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except for such government approvals and Company Permits, the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of the certificate of incorporation and by-laws (or similar organizational documents) of the Company and each material Company Subsidiary, and all amendments thereto, as currently in effect.

          Section 4.2 Capitalization; Subsidiaries.
          Section 4.2.1 The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of April 30, 2007, there were (a) 78,697,696 shares of Company Common Stock (other than treasury shares) issued and outstanding (including 197,182 shares of Company Restricted Stock), (b) 9,023,852 shares of Company Common Stock held in the treasury of the Company, (c) 9,988,317 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which (i) 4,769,569 shares of Company Common Stock were issuable upon exercise of outstanding Company Options, (ii) 965,562 shares of Company Restricted Stock (excluding 197,182 shares of Company Restricted Stock) were issuable pursuant to outstanding Company Stock-Based Awards, and (iii) up to 54,226 shares of Company Common Stock were issuable in the event of over-performance pursuant to the Annual RSUs and (d) no shares of Company Preferred Stock issued and outstanding. Section 4.2.1 of the Company Disclosure Schedule sets forth as of April 30, 2007, a list of the holders of Company Options and/or Company Stock-Based Awards, including (to the extent applicable) the date on which each such Company Option or Company Stock-Based Award was granted, the maximum number of shares of Company Common Stock subject to such Company Option or Company Stock-Based Award, the expiration date of such Company Option or Company Stock-Based Award, the price at which such Company Option or Company Stock-Based Award may be exercised under an applicable Company Stock Plan and the vesting schedule/status of each such Company Option or Company Stock-Based Award.
          Section 4.2.2 All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 4.2.1, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Except as set forth in Section 4.2.1, there are no outstanding contractual obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company. Except as set forth in Section 4.2.1, since April 30, 2007, through the date hereof, the Company has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or any other Equity Interests in the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the holders of Company Common Stock may vote.
          Section 4.2.3 Each outstanding share of capital stock or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid,

nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens. Except as set forth in Section 4.2.1, there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement.
          Section 4.2.4 As of the date hereof, the Company does not directly or indirectly own a 10% or greater interest in any Person (other than a Company Subsidiary) with a net book value (as reflected on the books and records of the Company as of the date hereof) in excess of $20,000,000. Except for the capital stock and other ownership interests of the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.
          Section 4.3 Authority.
          Section 4.3.1 The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the affirmative vote of holders of at least a majority of outstanding shares of Company Common Stock to adopt this Agreement and approve the transactions provided for herein (the “Stockholder Approval”). This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
          Section 4.3.2 The Company has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL, or any similar anti-takeover provisions of any other state, will not apply with respect to or as a result of this Agreement and the transactions contemplated hereby, including the Merger, without any further action on the part of the stockholders, the Special Committee or the Company Board.

          Section 4.4 No Conflict; Required Filings and Consents.
          Section 4.4.1 The execution, delivery and performance by the Company of this Agreement does not (i) assuming the Stockholder Approval is obtained, conflict with or violate any provision of the Company Certificate or the Company By-laws or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4.2 will have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4.2 will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) except as set forth in Section 4.4.1(iii) of the Company Disclosure Schedule, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
          Section 4.4.2 The execution, delivery and performance of this Agreement by the Company does not require any consent, approval or authorization of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act, any applicable Blue Sky Law, the rules and regulations of the NYSE, the HSR Act, the Competition Act or any other antitrust, merger and acquisition, competition, trade or other regulatory Laws, (ii) under the Change in Bank Control Act, the Utah Financial Institutions Act, the Bank Merger Act or any other state or federal banking Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL or (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not (a) prevent or materially delay the consummation of the Merger, (b) otherwise prevent or materially delay performance by the Company of any of its material obligations under the Agreement or (c) individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
          Section 4.5 Compliance with Laws.
          Section 4.5.1 Except (i) with respect to Tax matters (which are addressed exclusively in Section 4.14), environmental matters (which are addressed exclusively in Section 4.12), benefits and employee matters (which are addressed exclusively in Section 4.9) and (ii) for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each Company Subsidiary holds all Company Permits necessary for the lawful conduct of its business or ownership, use, occupancy and operation of its assets and properties, (b) the Company and each Company Subsidiary is in compliance with the terms of such Company Permits, except for such matters for which the Company or Company Subsidiary has received written notice from a Governmental Entity, which notice asserts a lack of compliance with a particular Company Permit, but which permits the Company or Company Subsidiary to cure such non-compliance within a reasonable period of time following the issuance of such notice and which cure is being undertaken by the Company or Company Subsidiary in good faith, and (c) each of the businesses of the Company or any Company Subsidiary is, and since January 1, 2005 has been, conducted in compliance with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound.
          Section 4.5.2 Except as set forth in Section 4.5.2 of the Company Disclosure Schedule, since January 1, 2005, neither World Financial Network National Bank, a national banking association (“WFNNB”), nor the IB has received any written notification or written communication from any federal or state banking authority (“Regulatory Authority”) (i) asserting that it is in material violation of any Law, (ii) threatening to revoke any of its material permits or licenses, (iii) requiring it (x) to enter into or consent to the issuance of a cease and desist order, written agreement, consent decree, directive, commitment or memorandum of understanding, or (y) to adopt any policy, procedure or resolution of its Board of Directors or similar undertaking, that restricts the conduct of its business, or relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends or any other policy or procedure, in either case, that would be material to the conduct of business of WFNNB or the IB or (iv) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, Federal Deposit Insurance Corporation deposit insurance, and neither WFNNB nor the IB has received any written notice from a Regulatory Authority that it is considering issuing or requiring any of the foregoing. Since January 1, 2005, each of WFNNB and the IB has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authority, and has paid all fees and assessments due and payable in connection with its business.
          Section 4.6 SEC Filings; Financial Statements.
          Section 4.6.1 Company SEC Filings. The Company has timely filed or furnished all forms, reports and other documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2005 (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed (or, if amended, at the time of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Company Subsidiaries, on the other hand, occurring since January 1, 2005 and prior to the date hereof. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Filings is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.
          Section 4.6.2 Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings (collectively, the “Company Financial Statements”) was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, in all material respects, the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of operations and cash flows of the Company for the respective periods indicated therein (subject, in the case of unaudited statements, to normal adjustments which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect).
          Section 4.6.3 No Undisclosed Liabilities. None of the Company or any consolidated Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) that were incurred after December 31, 2006, in the ordinary course of business, (iii) that were incurred under this Agreement or in connection with the transactions contemplated hereby or (iv) that were disclosed or reserved against in the Company’s consolidated balance sheet for the year ended December 31, 2006 included in the Company SEC Filings.
          Section 4.6.4 Internal Controls. Since January 1, 2005, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has provided to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. As of December 31, 2006, the Company has concluded, following an evaluation under the supervision and with the participation of the Company’s principal executive officer and its principal financial officer of the effectiveness of the Company’s disclosure controls and procedures, that the Company’s disclosure controls and procedures were effective. Since the enactment of the Sarbanes-Oxley Act, neither the Company nor any Company Subsidiary has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary. There are no outstanding loans or other extensions of credit made by the Company or any of the Company Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.
          Section 4.7 Affiliate Transactions. To the Knowledge of the Company, there are no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Filings.
          Section 4.8 Absence of Certain Changes or Events. Since December 31, 2006, (i) through the date hereof, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practices and (ii) there has not been any Company Material Adverse Effect.
          Section 4.9 Benefit Plans; Employees and Employment Practices.
          Section 4.9.1 Section 4.9.1 of the Company Disclosure Schedule contains a true, correct and complete list of each material Company Benefit Plan maintained or contributed to by the Company or any Company Subsidiary. The Company has made available to Parent or its agents or representatives copies of (i) each material Company Benefit Plan, including any material Company Benefit Plan that is maintained on behalf of employees outside of the United States (such employees, “Foreign Employees”), but excluding any such Company Benefit Plan that is legally required to be sponsored by the Company or its Subsidiaries, and any related trust agreement or other funding instrument now in effect or required as a result of the transactions contemplated by this Agreement except for rabbi trusts to be established in connection with the Company’s deferred compensation plans, (ii) the most recent annual report (Form 5500), if any, filed with the U.S. Department of Labor with respect to each such Company Benefit Plan, (iii) the most recent summary plan description for each such Company Benefit Plan for which a summary plan description is required and, to the extent they have been prepared in the ordinary course of business, the most recent audited financial statements and actuarial valuation reports for each such Company Benefit Plan and (iv) the most recent determination letter issued by the U.S. Internal Revenue Service (“IRS”) with respect to any such Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.
          Section 4.9.2 Except for such exceptions that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect, each Company Benefit Plan was established and has been in compliance with any applicable provisions of the terms thereof and applicable Law, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and/or the Code.
          Section 4.9.3 Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS that it is so qualified, and, to the Company’s Knowledge, no fact or event has occurred since the date of such determination letter that could materially adversely affect the qualified status of any such Company Benefit Plan.
          Section 4.9.4 Except as set forth in Section 4.9.4 of the Company Disclosure Schedule, (i) neither the Company nor any trade or business that, together with the Company, would be deemed a single employer within the meaning of Section 4001 of ERISA (an “ERISA Affiliate”) maintains or contributes to, or has maintained or contributed to during the previous six years, any Multiemployer Plan or any “defined benefit plan” (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA and (ii) neither the Company nor any Company Subsidiary has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law, except, in any case, as would not reasonably be expected to have a Company Material Adverse Effect.
          Section 4.9.5 With respect to any Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Company’s Knowledge, threatened and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Entities are pending or, to the Company’s Knowledge, threatened, excluding in each case any action, suit, claim, investigation, audit or other proceeding that would not reasonably be expected to have a Company Material Adverse Effect.
          Section 4.9.6 Except as set forth in Section 4.9.6 of the Company Disclosure Schedule, no Company Benefit Plan exists that, as a result of the execution of this Agreement, the Stockholder Approval, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), would reasonably be expected to (i) result in any increased severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable, require the security of benefits under or result in any other material obligation pursuant to, any of the Company Benefit Plans, (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans, or (iv) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code or under the applicable provisions of foreign Law.

          Section 4.9.7 Neither the Company nor any Company Subsidiary is a party to any collective bargaining or other labor union contracts and no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary and to the Company’s Knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union or organization with respect to the employees of the Company or any Company Subsidiary. There is no pending labor dispute, strike or work stoppage against the Company or any Company Subsidiary which may interfere with the respective business activities of the Company or the Company Subsidiaries, except where such dispute, strike or work stoppage, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. There is no pending charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity, except where such unfair labor practice, charge or complaint, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
          Section 4.10 Contracts; Indebtedness.
          Section 4.10.1 Except as disclosed in Sections 4.9.1, 4.9.4, 4.9.6, 4.10.1, 4.10.2 or 4.16(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by any Contract that (i) as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), (ii) would prohibit or materially delay the consummation of the Merger, (iii) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Company Subsidiaries, taken as a whole, (iv) involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other interest rate or foreign currency protection contract, (v) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness providing for borrowings in excess of $10,000,000, (vi) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary, (vii) is a Material Revenue Producing Contract, (viii) relates to any acquisition by the Company or the Company Subsidiaries pursuant to which the Company or any of the Company Subsidiaries has continuing “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $10,000,000 or (ix) contains covenants materially limiting the ability of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person or operate at any location. Each Contract of the type described in this Section 4.10.1 is referred to herein as a “Company Material Contract.” Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity

Exception, (ii) to the Company’s Knowledge, each Company Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, (iii) neither the Company nor any Company Subsidiary and, to the Company’s Knowledge, no counterparty, is or is alleged to be in breach or violation of, or default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any claim of default under any Company Material Contract, (v) to the Company’s Knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both) and (vi) the Company has not received any notice from any other party to any Company Material Contract, and otherwise has no Knowledge that such Third Party intends to terminate, or not renew any Company Material Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect. As of the date hereof, true and correct copies of all Company Material Contracts are either publicly filed with the SEC or the Company has made available to Parent copies of such contracts.
          Section 4.10.2 Section 4.10.2 of the Company Disclosure Schedule sets forth (i) a list of any agreement, instrument or other obligation pursuant to which any indebtedness for borrowed money of the Company or any Company Subsidiary in an aggregate principal amount in excess of $10,000,000 is outstanding or may be incurred, (ii) the respective principal amounts outstanding thereunder as of April 30, 2007, and (iii) a list of any agreements that relate to guarantees by the Company or any Company Subsidiary of indebtedness of any other Person in excess of $10,000,000.
          Section 4.11 Litigation. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or would not prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, (i) there is no suit, claim, action, complaint, proceeding, arbitration or investigation pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary and (ii) none of the Company or any of the Company Subsidiaries is subject to or bound by any outstanding Order.
          Section 4.12 Environmental Matters. Except for matters that, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect: (i) the Company and each Company Subsidiary is in compliance with all, and has for the past three years complied with, applicable Environmental Laws, (ii) the Company and each Company Subsidiaries possess all Company Permits issued pursuant to Environmental Laws that are required to conduct the business of the Company and each Company Subsidiary as it is currently conducted, (iii) there has been no release of any Hazardous Material into the environment by the Company or any Company Subsidiary, in connection with their current or former properties or operations, or, to the Knowledge of the Company, at any other location for which any of them may be liable, (iv) there has been no exposure of any Hazardous Material, pollutant or contaminant in connection with the current or former properties, operations and activities of the Company and or any Company Subsidiary, and (v) neither the Company nor any Company Subsidiary has received any written claim or notice of violation from any Governmental Entity alleging that the Company or any Company Subsidiary is in violation of, or liable under, any Environmental Law.
          Section 4.13 Intellectual Property. Section 4.13 of the Company Disclosure Schedule sets forth a list of all (a) issued patents and pending patent applications, (b) trademark and service mark registrations and applications for registration thereof, (c) copyright registrations and applications for registration thereof, and (d) internet domain name registrations, in each case, that are owned by the Company or a Company Subsidiary. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, free and clear of all Liens other than Permitted Liens, (ii) during the past two years (except for matters still unresolved), neither the Company nor any Company Subsidiary has received written notice of any claim that it is infringing or misappropriating any Intellectual Property right of any Third Party in connection with the operation of their business and, to the Company’s Knowledge, their conduct of the business as currently conducted does not infringe or misappropriate the Intellectual Property of any third party, (iii) to the Company’s Knowledge, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries take all actions reasonably necessary to maintain and protect (x) each material item of Intellectual Property that they own (including by securing Intellectual Property assignments from employees and contractors who have contributed to the creation or development of any of the material Intellectual Property owned by the Company or any of the Company Subsidiaries, of the rights to such contributions that the Company or the Company Subsidiaries do not already own by operation of law) and (y) the security and continuity of their systems. The Company and the Company Subsidiaries’ use and dissemination of data and information concerning users of their web sites are in material compliance with their applicable privacy policies and terms of use.
          Section 4.14 Taxes. Except for matters that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect:
          Section 4.14.1 All Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary for all taxable periods ending on or before the date hereof have been timely filed in the prescribed form (taking into account any extension of time within which to file). All such Tax Returns are true, correct, and complete in all respects.
          Section 4.14.2 All Taxes of the Company and each Company Subsidiary due and payable have been timely paid, other than any amount which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP. The accruals and reserves for Taxes (without regard to deferred tax assets and deferred tax liabilities) of the Company and each Company Subsidiary established in the Company Financial Statements are complete and adequate to cover any material liabilities for Taxes that are not yet due and payable.

          Section 4.14.3 Except as set forth in Section 4.14.3 of the Company Disclosure Schedule, (i) no deficiencies for Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any taxing authority, and neither the Company nor any Company Subsidiary has received any written notice of any claim, proposal or assessment against the Company or any Company Subsidiary for any such deficiency for Taxes and (ii) to the Knowledge of the Company, none of the Tax Returns of the Company or any Company Subsidiary is currently being examined by the IRS or relevant state, local or foreign taxing authorities.
          Section 4.14.4 Except as set forth in Section 4.14.4 of the Company Disclosure Schedule, the Company and each Company Subsidiary has duly and timely withheld, collected, paid, remitted and reported to the proper Governmental Entity all Taxes required to have been withheld, collected, paid, remitted or reported.
          Section 4.14.5 There are no liens or other security interests upon any property or assets of the Company or any Company Subsidiary for Taxes, except for liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings.
          Section 4.14.6 Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two (2) years.
          Section 4.14.7 Neither the Company nor any Company Subsidiary (a) is or has been since becoming a Company Subsidiary a member of an affiliated group (other than a group the common parent of which is Company) filing a consolidated federal income Tax Return or (b) has any liability for Taxes of any Person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.
          Section 4.14.8 The representations in Section 4.9 and this Section 4.14 represent the sole and exclusive representations regarding Tax matters.
          Section 4.14.9 No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any Company Subsidiary.
          Section 4.15 Insurance. Section 4.15 of the Company Disclosure Schedule sets forth a list of all material insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage and deductibles provided thereunder) maintained by the Company or any Company Subsidiary which policies have been issued by insurers, which are reputable and financially sound and provide coverage for the operations conducted by the Company and the Company Subsidiaries of a scope and coverage consistent with customary industry practice or as is required by applicable Law, and to the Company’s Knowledge all premiums due and payable thereon have been paid. To the Company’s Knowledge, neither the Company nor any Company Subsidiary is in material breach or material default of any such insurance policies or has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default or permit termination (prior to the scheduled termination or expiration thereof) or modification of any of such insurance policies. To the Company’s Knowledge, neither the Company nor any of the Company Subsidiaries has received any notice of termination or cancellation (prior to the scheduled termination or cancellation thereof) or denial of coverage with respect to any such insurance policy.
          Section 4.16 Real Estate. Section 4.16(a) of the Company Disclosure Schedule identifies all real property owned by the Company or the Company Subsidiaries (the “Company Owned Properties”), and Section 4.16(b) of the Company Disclosure Schedule identifies all material real property leased by the Company or the Company Subsidiaries as lessee or sublessee (the “Company Leased Premises”, and together with the Company Owned Properties, the “Company Properties”). The Company Leased Premises are leased to the Company or a Company Subsidiary pursuant to written leases, true, correct and complete copies, including all amendments thereto, of which have been made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary owns fee simple title to each of the Company Owned Properties or has a valid leasehold interest in each of the Company Leased Premises free and clear of any rights of way, easements, encumbrances, written agreements or reservations of an interest in title (collectively, “Property Restrictions”), and other Liens, except for the following (collectively, the “Permitted Liens”): (i) Property Restrictions imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (ii) Liens and Property Restrictions disclosed on existing title reports or existing surveys (in either case copies of which title reports and surveys have been delivered or made available to Parent), (iii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens, incurred in the ordinary course of business and which (a) are not yet due and payable, (b) are duly budgeted to be paid and (c) do not materially detract from the value of or materially interfere with the present use of any of the Company Properties subject thereto or affected thereby, (iv) Liens for Taxes that are not yet due and payable, and (v) any current Liens for indebtedness related to the Company Properties set forth on Section 4.16 of the Company Disclosure Schedule. Except for matters that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect, the Company Properties and the business conducted thereon comply in all material respects with the terms of the applicable leases and applicable Laws. To the Company’s Knowledge, the leases in respect of the Company Leased Premises are in full force and effect and neither the Company nor any Company Subsidiary is in default thereunder and to the Company’s Knowledge, there is no material default by any of the landlords thereunder.
          Section 4.17 Board Approval. On or prior to the date of this Agreement, (i) the Special Committee has received from each of Banc of America Securities LLC, Lehman Brothers Inc. and Evercore Group L.L.C. (together, the “Company Financial Advisors”), its opinion, subject to the limitations, qualifications and assumptions set forth therein, that the Merger Consideration to be received by the holders of Company Common Stock is fair from a financial point of view to the holders of Company Common Stock and (ii) the Company Board (upon the recommendation of the Special Committee) has determined that this Agreement and the transactions provided for herein, including the Merger, are fair to and in the best interest of the Company and the holders of Company Common Stock, and adopted resolutions (a) approving this Agreement, (b) declaring this Agreement and the Merger advisable and (c) recommending to the holders of Company Common Stock that they vote in favor of adopting this Agreement in accordance with the terms hereof (the “Company Recommendation”), which resolutions, subject to Section 6.4.2, have not been subsequently withdrawn or modified in a manner adverse to Parent.
          Section 4.18 Brokers. Other than the Company Financial Advisors, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has provided to Parent a copy of the engagement letter of each of the Company Financial Advisors.
Article 5.
Representations and Warranties of Parent and Merger Sub
          Subject to such exceptions as are disclosed in the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (it being understood that (a) the disclosure of any fact or item in any section of the Parent Disclosure Schedule shall, should the existence of such fact or item be relevant to any other section be deemed to be disclosed with respect to that other section, to the extent such disclosure is made in a manner that makes its relevance to the other section reasonably apparent, and (b) disclosure of any matter or item in the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially” or “materiality” or any word or phrase of similar import), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
          Section 5.1 Organization and Qualification. Each of Parent and Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary. Parent has heretofore made available to the Company complete and correct copies of the certificate of incorporation and by-laws of Parent and Merger Sub, together with all amendments thereto, as currently in effect.
          Section 5.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions provided for herein. The execution and delivery of this Agreement, by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions provided for herein have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no vote of Parent’s stockholders are necessary to authorize this Agreement or to consummate the transactions provided for herein. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement is a valid and binding obligation of the Company and the other Parties, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
          Section 5.3 No Conflict; Required Filings and Consents.
          Section 5.3.1 The execution, delivery and performance by Parent and Merger Sub of this Agreement do not (i) conflict with or violate any provision of the certificate of incorporation or by-laws of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 4.4.2 will have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4.2 will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to any member of the Parent Group or by which any property or asset of any member of the Parent Group is bound or affected or (iii) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to any Contract.
          Section 5.3.2 The execution, delivery and performance by Parent and Merger Sub of this Agreement do not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) under the Exchange Act, any applicable Blue Sky Laws, the rules and regulations of the NYSE, the HSR Act, the Competition Act or any other antitrust, merger and acquisition, competition, trade or other regulatory Laws, (ii) under the Change in Bank Control Act, the Utah Financial Institutions Act, the Bank Merger Act or any other state or federal banking Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) any actions or filings the absence of which would not reasonably be expected to prevent or materially impair or delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.
          Section 5.4 Litigation. As of the date hereof, there is no material suit, claim, action, proceeding, arbitration or investigation pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there is no suit, claim, action, complaint, proceeding, arbitration or investigation pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions provided for herein.
          Section 5.5 Ownership of Merger Sub; No Prior Activities. Parent owns 100% of the issued and outstanding capital stock of Merger Sub. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, each of Parent and Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
          Section 5.6 Financing.
          Section 5.6.1 Parent has delivered to the Company true, complete and correct signed counterpart(s) of (i) the equity commitment letter from the Fund to provide equity financing in an aggregate amount set forth therein (the “Equity Commitment Letter”) and (ii) the debt commitment letter(s), dated as of the date hereof, by and among Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch and Merger Sub, pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided, debt financing in connection with the transactions provided for herein to Parent (the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Commitments”). As of the date hereof, the Commitments (i) have not been amended or modified in any manner (nor is any modification or amendment contemplated), (ii) have not been withdrawn or rescinded in any respect (nor has the Parent or Merger Sub received any notice that they will be withdrawn or rescinded), (iii) are (solely to the Knowledge of Parent and Merger Sub, in the case of the Debt Commitment Letters) in full force and effect, and (iv) are the legal, valid and binding obligations of Parent and Merger Sub and, to the knowledge of Parent and Merger Sub, of the other parties thereto. The Commitments are subject to no contingencies or conditions other than those set forth in the Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Commitments. As of the date hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of Closing that is required to be satisfied by it as a condition of the Commitments or that the financing contemplated by the Commitments will not be made available to Parent on the Closing Date. Parent has fully paid any and all commitment fees and other fees required by the Commitments to be paid as of the date hereof. Subject to the terms and conditions of the Commitments and this Agreement, the aggregate proceeds contemplated by the Commitments, when funded in accordance with their terms, together with the available cash of the Company, will in the aggregate be sufficient to (i) consummate the Merger upon the terms contemplated by this Agreement, (ii) effect any other repayment or refinancing of debt contemplated in connection with the Merger or the Commitments, and (iii) pay all related fees and expenses.
          Section 5.6.2 Except for the confidentiality and “informational wall” limitations set forth in the Debt Commitment Letters, neither Parent nor Merger Sub has entered into, or has knowledge of any lender parties in the financing contemplated by the Debt Commitment Letter entering into, any agreements which contain any direct or indirect limitation or other restriction on the ability of such lender parties to provide debt financing for other potential purchasers of the Company.

          Section 5.7 Vote Required. The sole stockholder of Merger Sub has adopted and approved this Agreement and the transactions contemplated hereby, and no other vote of the holders of any class or series of capital stock or other Equity Interests of Parent or Merger Sub is necessary to approve the Merger.
          Section 5.8 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to Closing.
          Section 5.9 Ownership of Company Common Stock. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.
          Section 5.10 Solvency of the Surviving Corporation. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy of the representations and warranties of the Company set forth in Article 4 hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any “knowledge”, materiality or “Company Material Adverse Effect” qualification or exception), and (iii) estimates, projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement, including the financing contemplated by the Commitments, and the payment of the Merger Consideration, any other repayment or refinancing of existing indebtedness contemplated in this Agreement or the Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.
          Section 5.11 Certain Investments. To Parent’s Knowledge, neither Parent, Merger Sub nor any other member of the Parent Group is the record or beneficial owner of more than 10% of the Equity Interests of any Persons listed on Exhibit D hereto.
          Section 5.12 Management Agreements. As of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between the Fund, Parent, Merger Sub or any other member of the Parent Group, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, relating to the transactions contemplated by this Agreement or the operations of Parent, the Surviving Corporation or any other member of the Parent Group after the Effective Time.
Article 6.
Covenants
          Section 6.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Sections 6.1(b), (f), (k) and (p) of the Company Disclosure Schedule, as otherwise permitted or contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), the Company will, and will cause each Company Subsidiary to, in all material respects (it being understood that in no event shall the Company’s participation in the negotiation (including activities related to due diligence), execution, delivery or public announcement (in accordance with this Agreement) or the pendency of this Agreement or the transactions contemplated hereby, be considered a breach of any of the provisions of this Section 6.1), (i) conduct its business in the ordinary course consistent with past practices, and (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with each of the customers, suppliers and other Persons with whom the Company or any Company Subsidiary has business relations as is reasonably necessary to preserve substantially intact its business organization. Without limiting the foregoing, and as an extension thereof, except as set forth in the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following:
          (a) amend or otherwise change the Company Certificate, the Company By-laws or equivalent organizational documents of the Company Subsidiaries;
          (b) except as permitted by Section 6.1(k) below, issue, deliver, sell, pledge or otherwise encumber, or authorize, propose or agree to the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock (other than pursuant to the exercise of Company Options or Company Stock-Based Awards existing on the date hereof); provided that the Company shall be permitted to issue Company Stock-Based Awards, which issuances shall not constitute a violation of this Section 6.1, as long as the sum of (x) the difference between (A) the product of (1) the aggregate number of shares included in such issuances and (2) the Merger Consideration and (B) the aggregate amount paid to the Company for such shares upon their issuance (such difference, the “Cash Shortfall”) and (y) the aggregate amount of payments made by the Company under Section 6.1(k) shall not exceed $10,000,000.
          (c) establish a record date for, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Company Subsidiary to the Company or to any other wholly-owned Company Subsidiary) or other Equity Interests, or enter into any agreement with respect to the voting of its capital stock or other Equity Interests;
          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its capital stock or other Equity Interests, except pursuant to the exercise or settlement of Company Options, Company Stock-Based Awards, employee severance, retention, termination, change of control and other contractual rights existing on the date hereof in accordance with their terms;
          (e) acquire (including by merger, consolidation, or acquisition of stock or assets) or make any investment in any interest in any Person or any division thereof or any assets thereof, except any such acquisitions or investments (i) that are consistent with past practices and are for consideration that is individually not in excess of $20,000,000, or in the aggregate, not in excess of $100,000,000 for all such acquisitions by the Company and the Company Subsidiaries taken as a whole or (ii) of portfolios of credit card receivables upon the termination of credit card programs related thereto;
          (f) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than a wholly owned Company Subsidiary) for borrowed money, except for (i) indebtedness incurred under the Company’s existing credit facilities (including any indebtedness incurred as a result of an exercise by the Company of an “accordion feature” under a pre-existing credit facility) or renewals or any refinancing thereof in the ordinary course of business, (ii) indebtedness for borrowed money in a principal amount not, in the aggregate, in excess of $10,000,000 for the Company and the Company Subsidiaries taken as a whole, (iii) indebtedness owing by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary, (iv) indebtedness incurred to refinance any existing indebtedness in an amount not to exceed, and on terms no less favorable in the aggregate than, such existing indebtedness, and (v) indebtedness for borrowed money incurred with respect to acquisitions permitted pursuant to Section 6.1(e) or with respect to capital expenditures permitted pursuant to Section 6.1(i); provided that any indebtedness for borrowed money incurred or otherwise acquired or modified, or assumed under this clause (f) (other than any refinancing on terms no less favorable in the aggregate than the indebtedness being replaced thereby) shall not be subject to a prepayment penalty if such indebtedness were to be paid at or after the Effective Time;
          (g) grant any Lien in any of its assets to secure any indebtedness for borrowed money, except in connection with indebtedness permitted under Section 6.1(f);
          (h) sell, transfer, lease, license, assign or otherwise dispose of (including, by merger, consolidation or sale of stock or assets), any entity, business, assets, rights or properties having a current value in excess of $20,000,000 in the aggregate other than the sale, transfer, lease, license, assignment or other disposal of (i) data in the ordinary course of business, (ii) portfolios of credit card receivables upon the termination of the credit card program related thereto and (iii) credit card receivables as part of the Company’s and the Company Subsidiaries’ securitization program in the ordinary course of business;
          (i) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $5,000,000 or capital expenditures which are, in the aggregate, in excess of $25,000,000 for the Company and the Subsidiaries taken as a whole, except capital expenditures that would not cause the Company’s aggregate annual capital expenditures to exceed the Company’s existing plan for annual capital expenditures for 2007 or 2008, as applicable, and previously made available to Parent;
          (j) enter into any new line of business outside of its existing business segments;
          (k) adopt or materially amend any material Company Benefit Plan, increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or Company Subsidiary or pay or commit to pay any material benefit not provided for by any existing Company Benefit Plan, in each case except (i) as reasonably necessary to comply with applicable Law, (ii) in the ordinary course of business consistent with past practices (including to address the requirements of written agreements or Contracts the Company or any Company Subsidiary has entered into as of the date hereof), (iii) in connection with entering into or extending any employment or other compensatory agreements with individuals, other than executive officers or directors of the Company or any Company Subsidiary in the ordinary course of business consistent with past practices, (iv) in connection with entering into any retention agreements or programs determined by the Board of Directors of the Company as being reasonably necessary in order to maintain its business operations prior to, and extending through, the Effective Date, provided that the sum of (x) the Cash Shortfall and (y) the aggregate amount of payments made by the Company under this Section 6.1(k) shall not exceed $10,000,000, (v) general salary increases in the ordinary course of business consistent with past practices or (vi) the amendment of any Company Benefit Plan that may be subject to Code Section 409A consistent with Code Section 409A and any guidance issued thereunder;
          (l) pay, discharge, settle or satisfy any material claims or obligations (absolute, accrued, contingent or otherwise), other than (i) performance of contractual obligations in accordance with their terms, (ii) payment, discharge, settlement or satisfaction in the ordinary course of business or (iii) payment, discharge, settlement or satisfaction in accordance with their terms, of claims, liabilities or obligations that have been (x) disclosed in the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Filings filed prior to the date hereof to the extent of such disclosure or (y) incurred since the date of such financial statements in the ordinary course of business;
          (m) except as otherwise contemplated by this Agreement, including Sections 6.1(e) and 6.5.8, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger);
          (n) except as may be required by GAAP or as a result of a change in Law, make any material change in its principles, practices, procedures and methods of accounting;
          (o) other than in the ordinary course of business consistent with past practices, make or change any material Tax election, settle or compromise any material liability for Taxes, obtain any material Tax ruling or amend any material Tax Return;

          (p) enter into, amend or modify in any material respect (other than any such amendments or modifications to Material Contracts that are not Material Revenue Producing Contracts that are made in the ordinary course of business consistent with past practices), cancel or consent to the termination of any Company Material Contract or any Contract that would be a Company Material Contract if in effect on the date of this Agreement except as permitted by any other provision of this Section 6.1;
          (q) fail to maintain in full force and effect the material insurance policies covering the Company and Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices unless the Company determines in its reasonable commercial judgment that the form or amount of such insurance should be modified; or
          (r) knowingly commit or agree to take any of the foregoing actions or any action which would result in any of the conditions to the Merger set forth in Article 7 not being satisfied or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger.
          Section 6.2 Proxy Statement; Company Stockholders’ Meeting.
          Section 6.2.1 Proxy Statement. Subject to the terms and conditions of this Agreement, as promptly as practicable after the date hereof, the Company shall prepare and file with the SEC a proxy statement relating to the Company Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”). The Company, after consultation with Parent, will use reasonable best efforts to respond to any comments made by the SEC with respect to the Proxy Statement. Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. Subject to the terms and conditions of this Agreement, as promptly as practicable after the clearance of the Proxy Statement by the SEC, the Company shall mail the Proxy Statement to the holders of shares of Company Common Stock. Subject to and without limiting the rights of the Special Committee and the Company Board pursuant to Section 6.4.2, the Proxy Statement shall include the Company Recommendation. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will supply Parent with copies of all material correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. If at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Proxy Statement, Parent shall promptly inform the Company. If at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and other applicable Laws. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent.
          Section 6.2.2 Information Supplied. None of the information supplied or to be supplied by Parent, the Company or any of their respective Affiliates, directors, officers, employees, agents or Representatives expressly for inclusion or incorporation by reference in the Proxy Statement or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of shares of Company Common Stock and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that Parent, Merger Sub or the Company are responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          Section 6.2.3 Stockholders’ Meeting. Unless this Agreement is terminated pursuant to, and in accordance with, Article 8, the Company shall call, give notice of and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as practicable following the date on which the Proxy Statement is cleared by the SEC for the purpose of obtaining the Stockholder Approval. Subject to Section 6.4.2, the Company shall, through the Company Board or the Special Committee recommend to its stockholders that the Stockholder Approval be given and, unless there has been a Company Adverse Recommendation Change or this Agreement is terminated pursuant to, and in accordance with Article 8, the Company shall take all reasonable lawful action to solicit the Stockholder Approval. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated pursuant to, and in accordance with Article 8, this Agreement shall be submitted to the Company’s stockholders for the purpose of obtaining the Stockholder Approval.
          Section 6.2.4 No Control. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time.
          Section 6.3 Access to Information; Confidentiality.
          Section 6.3.1 Access to Information. Subject to Section 6.3.2, from the date of this Agreement to the Effective Time, the Company shall, and shall instruct each Company Subsidiary and each of its and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, “Company Representatives”) to: (i) provide to Parent and Merger Sub and each of their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Parent Representatives”) access at reasonable times during normal business hours, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company or such Company Subsidiary and to the books and records thereof and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent, Merger Sub or the Parent Representatives may reasonably request.
          Section 6.3.2 Confidentiality and Restrictions. With respect to the information disclosed pursuant to Section 6.3.1, the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Non-Disclosure and Standstill Agreement, dated as of March 13, 2007, between the Company and Blackstone Management Partners V, LLC (as such agreement may be amended from time to time, the “NDA”) or any similar agreement entered into between the Company and any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3, it being understood and agreed by the Parties that, notwithstanding Section 6.3.1, (i) the Company, the Company Subsidiaries and the Company Representatives shall have no obligation to furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the NDA or any similar agreement with respect to such information, (ii) Section 6.3.1 shall not require the Company to take or allow actions that would unreasonably interfere with the Company’s or any Company Subsidiary’s operation of its business and (iii) the Company shall not be required to provide access to or furnish any information if to do so would contravene any agreement to which the Company or any Company Subsidiary is part, or violate any applicable Law, or where such access to information may involve the waiver of a disclosure of privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not violate such agreement, violate such Law or compromise the Company’s or any Company Subsidiary’s privilege with respect thereto. For purposes of the NDA, the Company shall be deemed to have consented to the inclusion of all existing or prospective financial advisors, partner sponsors and other sources of debt and equity financing in the term “Representative.”
          Section 6.4 No Solicitation of Transactions.
          Section 6.4.1 The Company shall, and shall cause each Company Subsidiary and its and their respective officers and directors, and shall use reasonable best efforts to cause the other Company Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties (other than Parent, Merger Sub and the Parent Representatives) that may be ongoing as of the date hereof with respect to a Takeover Proposal. The Company shall not, and shall cause each Company Subsidiary and its and their respective officers and directors, and shall use reasonable best efforts to cause the other Company Representatives not to, (i) directly or indirectly solicit, initiate, or knowingly encourage any Takeover Proposal (including by way of furnishing non-public information relating to the Company or the Company Subsidiaries) or (ii) participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Third Party any information with respect to, any Takeover Proposal; provided, however, that at any time prior to obtaining the Stockholder Approval, in response to a bona fide Takeover Proposal that was not solicited in violation of this Section 6.4 and that the Special Committee or the Company Board determines in good faith (x) after consultation with its financial advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Special Committee or the Company Board to the holders of shares of Company Common Stock under applicable Law, the Company shall have the right, subject to compliance with Section 6.4.2 and acting under the direction of the Special Committee, to (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives) pursuant to a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the NDA (it being understood and agreed that such confidentiality agreement need not prohibit the making or amendment of any Takeover Proposal) (provided that all such information has previously been made available to Parent or is made available to Parent concurrently with or promptly (written 24 hours) after the time it is provided to such Person) and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives) regarding such Takeover Proposal. The Company agrees that it will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.
          Section 6.4.2 Notwithstanding any provision of this Section 6.4 or Section 6.2, at any time prior to obtaining the Stockholder Approval, if the Company has received a bona fide written Takeover Proposal that was not solicited in violation of this Section 6.4 that the Company Board or the Special Committee concludes in good faith constitutes a Superior Proposal, the Company Board may (i) withdraw (or not continue to make) or modify in a manner adverse to Parent or Merger Sub the Company Recommendation, (ii) approve or recommend or publicly propose to approve or recommend a Superior Proposal (any action described in the foregoing clause (i) or this clause (ii), a “Company Adverse Recommendation Change”), and/or (iii) enter into an agreement or agreements regarding a Superior Proposal if (x) in the case of an action described in any such clause above, the Special Committee or the Company Board has determined in good faith that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Special Committee or the Company Board to the holders of shares of Company Common Stock under applicable Law, (y) in the case of an action described in clause (iii) above, (A) the Company has complied in all material respects with its obligations under this Section 6.4 and (B) the Company shall have terminated this Agreement in accordance with the provisions of Section 8.1(c)(ii) hereof and the Company shall pay Parent the Termination

Fee in accordance with Section 8.4 and (z) in the case of an action described in any such clause above taken in connection with a Superior Proposal, (a) the Company has given Parent three (3) Business Days written notice (the “Notice Period”) prior to effecting a Company Adverse Recommendation Change and/or terminating this Agreement pursuant to clause (y) above, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and contemporaneously with providing such notice shall have provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal, and (b) prior to effecting such Company Adverse Recommendation Change and/or terminating this Agreement, the Company shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to so negotiate in good faith) to make such amendments or changes to the terms and conditions of this Agreement, the Equity Commitment Letter and/or the Guarantee that would cause such Takeover Proposal to cease to constitute a Superior Proposal. In the event that during the Notice Period any revisions are made to the Superior Proposal to which clause (z) above applies and the Company Board or the Special Committee in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the Company shall promptly notify Parent and Merger Sub of such revisions to such Superior Proposal and the Notice Period shall be extended for two additional Business Days. For purposes of the NDA, the Company shall be deemed to have consented to any proposals made by Parent or Merger Sub in response to another Takeover Proposal, as contemplated by this Section 6.4.2.
          Section 6.4.3 The Company shall promptly (within 36 hours) advise Parent of the Company’s receipt of any Takeover Proposal and shall provide to Parent a copy of such Takeover Proposal made in writing or the material terms and conditions of such Takeover Proposal to the extent not made in writing and shall keep Parent apprised of any material developments, discussions and negotiations regarding such Takeover Proposal and upon the reasonable request of Parent shall apprise Parent of the status of such Takeover Proposal. Without limiting the foregoing, the Company shall promptly (within 24 hours) notify Parent if it determines to begin providing information or engaging in negotiations concerning a Takeover Proposal pursuant to Section 6.4.1. Promptly upon determination by the Special Committee or the Company Board that a Takeover Proposal constitutes a Superior Proposal, the Company shall deliver to Parent a written notice advising it that the Special Committee or the Company Board has made such determination, specifying the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal.
          Section 6.4.4 Notwithstanding anything to the contrary contained herein, nothing in this Section 6.4 shall prohibit or restrict the Company, the Special Committee or the Company Board from (i) taking and/or disclosing to the stockholders of the Company a position contemplated by Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Special Committee or the Company Board, such disclosure would be reasonably necessary under applicable Law (including Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act); provided, however, that any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board or the Special Committee expressly publicly reaffirms its recommendation to its stockholders in favor of the Merger at least two Business Days prior to the Company Stockholders’ Meeting if Parent has delivered to the Company a written request to so reaffirm at least 48 hours (or if 48 hours is impracticable, as far in advance as is practicable) prior to the time such reaffirmation is to be made.
          Section 6.4.5 No Company Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Laws to be inapplicable to the transactions contemplated by this Agreement.
          Section 6.5 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, including Section 6.4, each Party shall take, or refrain from taking, the following actions:
          Section 6.5.1 Each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions provided for in this Agreement, including, but not limited to, (i) preparing and filing as soon as practicable (but in no event later than ten (10) Business Days after the date of this Agreement in respect of any such filings required in connection with the HSR Act or the Competition Act) of all forms, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement and the taking of such actions as are necessary to obtain any requisite approvals, consents, Orders, exemptions or waivers by, or to avoid an action or proceeding by, any Third Party or Governmental Entity relating to antitrust, merger and acquisition, competition, trade, banking or other regulatory matters (collectively, “Regulatory Approvals”), including (a) filings pursuant to the HSR Act, with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“Antitrust Division”), (b) filings pursuant to the Competition Act with the Commissioner, (c) filings pursuant to any federal or state banking Laws, including the Change in Bank Control Act, the Bank Merger Act, the Bank Holding Company Act of 1956, as amended, and the Home Owners’ Loan Act, as amended, and (d) the preparation and filing, as soon as practicable, of any form or report required by any other Governmental Entity relating to any Regulatory Approval, (ii) causing the satisfaction of all conditions set forth in Article 7 (including the prompt termination of any waiting period under the HSR Act (including any extension of the initial thirty (30) day waiting period thereunder)) or the waiting period relating to any other Regulatory Approval, including the Competition Act, (iii) defending all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this

Agreement, in each case until the issuance of a final, non-appealable Order and (iv) seeking to have lifted or rescinded any injunction or restraining order or other Order which may adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable Order. Without limiting the foregoing, Parent shall, and shall cause each other member of the Parent Group to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or any other member of the Parent Group or, effective as of the Effective Time, the Surviving Corporation or its Subsidiaries or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, properties or services of Parent, any other member of the Parent Group, the Surviving Corporation or its Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any injunction or restraining order or other Order in any suit or proceeding by a Governmental Entity challenging the transactions contemplated by this Agreement as violative of any applicable antitrust or competition Law or to remove or resolve any objection by any Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Law that may otherwise adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement in an expeditious manner.
          Section 6.5.2 At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, properties or services of the Company or any of the Company Subsidiaries; provided that any such action shall be conditioned upon the consummation of the Merger and the transactions contemplated by this Agreement.
          Section 6.5.3 Each Party shall furnish all information required to be included in any application or other filing to be made pursuant to the rules and regulations of any Governmental Entity in connection with the transactions provided for in this Agreement. Parent and the Company shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to the other and each of their respective Subsidiaries and Affiliates that appears in any filing made with, or written materials submitted to, any Third Party or any Governmental Entity in connection with the Merger.
          Section 6.5.4 Each Party shall (i) subject to Section 6.5.5 below, respond as promptly as reasonably practicable under the circumstances to any inquiries received from the FTC, the Antitrust Division or the Commissioner and to all inquiries and requests received from any state or federal banking regulator or any other Governmental Entity in connection with Regulatory Approvals and antitrust matters, (ii) not extend any waiting period under the HSR Act (except with the prior written consent of the other Parties hereto, which consent shall not be unreasonably withheld or delayed) and (iii) not enter into any agreement with the FTC, the Antitrust Division, the Commissioner or any other Governmental Entity not to consummate the Merger and the transactions contemplated by this Agreement.

          Section 6.5.5 In connection with and without limiting the foregoing, each Party shall, subject to applicable Law and except as prohibited by any applicable representative of any applicable Governmental Entity: (i) promptly notify the other Parties of any written communication to that Party from the FTC, the Antitrust Division, any state or federal banking regulator or any other Governmental Entity, and permit the other Parties to review in advance (and to consider any comments made by the other Parties in relation to) any proposed written communication to any of the foregoing; (ii) not agree to participate or participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement or the Merger unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate thereat; and (iii) furnish the other Parties with copies of all correspondence, filings, and written communications (and memoranda setting forth the substance thereof) between them and its Affiliates and their respective representatives on the one hand, and any Governmental Entity, including any regulatory authority, or members or their respective staffs on the other hand, with respect to this Agreement and the Merger.
          Section 6.5.6 Except as expressly contemplated by this Agreement, neither Parent nor Merger Sub shall, and each of Parent and Merger Sub shall cause each member of the Parent Group not to, take or cause or permit to be taken any action (including the acquisition of businesses or assets) which would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement.
          Section 6.5.7 Subject to Section 6.5.8, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to obtain the approval of (A) the Federal Deposit Insurance Corporation (the “FDIC”) under the Change in Bank Control Act and (B) the Utah Commissioner of Financial Institutions (the “Utah Commissioner”) under the Utah Financial Institutions Act, in each case, for the acquisition of control of World Financial Capital Bank, a federally-insured, Utah chartered industrial bank (“IB”) by Parent and its Affiliates, as applicable, as a result of the Merger (collectively, the “Bank Approvals”). Parent and Merger Sub shall file applications for the Bank Approvals with the FDIC and Utah Commissioner as promptly as practicable after the date hereof.
          Section 6.5.8 Notwithstanding Section 6.5.7, if (i) at any time after the date hereof, the FDIC or the Utah Commissioner notifies Parent that Parent and Merger Sub do not meet the legal conditions necessary for the Bank Approvals, (ii) the Bank Approvals have not been obtained by August 17, 2007; provided that Parent shall have the right to extend such date for a period of up to two (2) additional months in the event that Parent determines in good faith, after consultation with its outside legal counsel and the Company, that there is a reasonable prospect that the Bank Approvals will be obtained (the latest applicable date, the “Bank Approval Date”), or (iii) Parent so elects in its sole discretion, then Parent, Merger Sub and the Company shall take the actions contemplated by this Section 6.5.8. In consultation with Parent, the Company shall use its reasonable best efforts to (i) transfer the assets and business lines currently held by IB to Company Subsidiaries or third parties, and (ii) following such transfer of assets and business lines, liquidate IB or sell or otherwise dispose of IB to any bank holding company or financial holding company, as those terms are defined in Section 2 of the Bank Holding Company Act of 1956, as amended, or a savings and loan holding company, as that term is defined in Section 10 of the Home Owners’ Loan Act, as amended, or, with the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) any other Person that is engaged solely in activities permissible for a bank holding company or a financial holding company, or, pending such liquidation, sale or disposition, if and to the extent permitted by applicable Governmental Entities, to place IB in a trust or otherwise hold IB and its assets separate, in each case on terms reasonably satisfactory to Parent and Merger Sub, in order to allow the Parties to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable following the date hereof (collectively, a “Bank Restructuring”). The Company and Parent shall jointly develop a plan to effect the Bank Restructuring as promptly as practicable. Parent and Merger Sub shall provide all cooperation reasonably requested by the Company to effect the Bank Restructuring. The Company shall and Parent and Merger Sub (as reasonably directed by Company) shall make all appropriate filings, applications, notices and registrations with or to, and enter into agreements or understandings (which shall be on terms reasonably acceptable to Parent and the Company) with, the relevant Governmental Entities and other Persons to effect the Bank Restructuring. In no event shall such liquidation, sale or other disposition be effective earlier than immediately prior to the Effective Time unless the Company otherwise elects. Notwithstanding the foregoing, with respect to any action to be taken prior to the Effective Time to effect a Bank Restructuring, which action, in the reasonable judgment of the Company, cannot be reversed or unwound or would be unreasonably difficult to reverse or unwind, neither Parent nor Merger Sub shall take such action and neither the Company nor any of its Subsidiaries shall be required to take such action, in each case, unless and until (a) all of the conditions set forth in Article 7 have been satisfied or waived, and (b) the Company has received a duly executed certificate from Parent and Merger Sub certifying that they are ready, willing and able to consummate the Closing.
          Section 6.6 Certain Notices. From and after the date of this Agreement until the Effective Time, each Party hereto shall promptly notify the other Party of (i) the existence of any event or circumstance that would be likely to cause any condition to the obligations of the other Party to effect the Merger and the other transactions provided for in this Agreement not to be satisfied or (ii) the failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of the other Party to effect the Merger and the other transactions provided for in this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6 (i) shall not cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the execution of this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice and (ii) shall not be given any effect for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Party providing such notice or (y) determining whether any of the conditions set forth in Article 8 have been satisfied.

          Section 6.7 Public Announcements. None of the Parties shall (and each of the Parties shall cause its Representatives and, in the case of Parent, the other members of the Parent Group, if applicable, not to) issue any press release or make any public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of (i) the Company, in the event the disclosing party is Parent, Merger Sub, any other member of the Parent Group, if applicable, or any of their respective Representatives, or (ii) Parent, in the event the disclosing party is the Company or any of its Representatives, such consent not to be unreasonably withheld or delayed; provided, however, that if a Party determines, based upon advice of counsel, that disclosure is required by applicable Law or the rules or regulations of any stock exchange upon which the securities of such Party is listed, such Party may make such disclosure to the extent so required; provided, further, that such disclosure is made in consultation with the other Parties to this Agreement to the extent permitted by applicable Law.
          Section 6.8 Employee Matters.
          Section 6.8.1 Obligations with Respect to Continuing Employees. Parent hereby agrees that, for the period immediately following the Effective Time through and including December 31, 2008, it shall, or it shall cause the Surviving Corporation and its Subsidiaries to, (i) provide each Continuing Employee with at least the same level of base salary, wages and annual bonus opportunity and on substantially the same terms and conditions as was provided to the Continuing Employee immediately prior to the Effective Time, and (ii) maintain Surviving Corporation Benefit Plans providing benefits (except to the extent any such plan provides equity-based compensation) that are no less favorable in the aggregate to the benefits provided to the Continuing Employees pursuant to the Company Benefit Plans in effect immediately prior to the Effective Time. From and after the Effective Time, Parent shall, or it shall cause the Surviving Corporation and its Subsidiaries to, honor in accordance with their terms (including, without limitation, terms which provide for amendment or termination) all Contracts, agreements, arrangements, programs, policies, plans and commitments of the Company and the Company Subsidiaries, as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Company Subsidiary, including without limitation the severance plans and policies adopted by the Company Board. The Parties agree that consummation of the transactions contemplated by this Agreement shall be deemed to be a “change in control” for purposes of all Company Benefit Plans and other compensation arrangements with respect to which such concept is relevant. Nothing herein shall be deemed to be a guarantee of employment for any Continuing Employee, or to restrict the right of the Surviving Corporation or its Subsidiaries to terminate any Continuing Employee.
          Section 6.8.2 Outstanding Bonus Cycles. Without limiting the provisions of Section 6.8.1, the Parent shall continue, or cause to be continued, the Company’s annual incentive compensation plans for 2007 (“2007 Bonus Plans”) on terms and conditions no less favorable to each Continuing Employee than those in effect under the applicable 2007 Bonus Plan at the Effective Time; provided that, in measuring the performance of the Company, any Company Subsidiary or any of their respective business units to determine the amounts payable under the 2007 Bonus Plan, Parent shall make, or cause to be made, equitable adjustments to exclude the effect of extraordinary or one-time expenses incurred in connection with the transactions contemplated by this Agreement. At the Effective Time, except as otherwise agreed by Parent and the holder of a Retention Award with respect to such holder’s Retention Award, the performance criteria applicable to each Retention Award shall be deemed to have been satisfied in full and, subject to any provision of any agreement between the Company and a holder of an award of Retention Award that would accelerate the vesting of the Retention Award, the Retention Award shall vest to the extent the holder satisfies the time-based vesting criteria thereof. Promptly after the vesting of any portion of the Retention Award, but in any event within thirty (30) days of such date, the Company shall distribute in U.S. dollars to the holder of a Retention Award the portion of such award that has so vested. For purposes hereof, “Retention Award” means the cash-based awards described in Section 6.8.2 of the Company Disclosure Statement.
          Section 6.8.3 Credit for Service. Continuing Employees shall receive credit for all purposes (including for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding calculation of benefits and accrual under any defined benefit plan) under any Surviving Corporation Benefit Plan under which each Continuing Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Company Benefit Plans immediately prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.
          Section 6.8.4 Welfare Plans. With respect to any Surviving Corporation Benefit Plan that is a welfare benefit plan, program or arrangement (a “Purchaser Welfare Benefit Plan”) and in which a Continuing Employee may be eligible to participate on or after the Effective Time, Parent shall, or it shall cause the Surviving Corporation and its Subsidiaries to, (i) waive, or use reasonable best efforts to cause its insurance carrier to waive, all limitations as to pre-existing, waiting period or actively-at-work conditions, if any, with respect to participation and coverage requirements applicable to each Continuing Employee under such Purchaser Welfare Benefit Plan to the same extent waived under a comparable Company Benefit Plan and (ii) provide credit to each Continuing Employee (and his/her beneficiaries) for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee (and his/her beneficiaries) under the comparable Company Benefit Plan during the relevant plan year, up to and including the Effective Time.
          Section 6.8.5 No Amendments or Third Party Beneficiary Rights. The parties do not intend for this Agreement to (i) amend any Company Benefit Plans or the terms of any sub-agreements or sub-plans, terms and conditions, restrictive covenants, or participation requirements thereof, except and to the extent such amendment is explicitly contemplated by the express language of this Agreement or (ii) confer upon any third person any rights or remedies hereunder, including the right to enforce any obligations of Parent or the Surviving Corporation contained herein; provided that this Agreement shall be deemed to confer on the applicable individuals the right to the payments described in Section 3.5 and Section 6.8.2.

          Section 6.9 Indemnification of Directors and Officers.
          Section 6.9.1 From and after the Effective Time until six (6) years from the Effective Time, unless otherwise required by Law, the certificate of incorporation and by-laws of the Surviving Corporation and the comparable organizational documents of its Subsidiaries shall contain provisions no less favorable with respect to the elimination of liability of directors and indemnification of directors, officers, employees and agents in office on or prior to the date hereof than are set forth in the Company Certificate and the Company By-laws (or the equivalent documents of the relevant Company Subsidiary) as in effect on the date hereof; provided, however, that in the event any claim or claims are asserted against any individual entitled to the protections of such provisions within such six (6) year period, such provisions shall not be modified until the final disposition of any such claims.
          Section 6.9.2 From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable Law and, without limiting the foregoing, as required pursuant to any indemnity agreements of the Company or any Company Subsidiary, each present and former director and officer of the Company and each Company Subsidiary (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party’s service as a director or officer of the Company or any Company Subsidiary or services performed by such Person at the request of the Company or any Company Subsidiary, including (i) any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and (ii) any claim arising from the transactions contemplated herein, and any actions taken by Parent and/or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries which is alleged to have rendered the Surviving Corporation and/or any of its Subsidiaries insolvent). Without limiting the foregoing, the Surviving Corporation shall also advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party within fifteen (15) days after receipt by Parent of a written request for such advance to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking in customary form, consistent with the practices of the Company prior to the Effective Time, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification (it being understood and agreed that the Surviving Corporation shall not require the posting of any bond or any other security for such undertaking).
          Section 6.9.3 Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Surviving Corporation be required to expend for such extension pursuant to this sentence an amount in excess of the amount set forth in Section 6.9.3 of the Company Disclosure Schedule; and provided, further, that if the one-time premium for such insurance coverage exceed such amount, the Surviving Corporation shall obtain an extension with the greatest coverage available for a cost not exceeding such amount. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an amount in excess of the amount set forth in Section 6.9.2 of the Company Disclosure Schedule for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
          Section 6.9.4 If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation (or acquiror of such assets), as the case may be, shall assume all of the obligations of Parent or the Surviving Corporation set forth in this Section 6.9.
          Section 6.9.5 The rights of each Indemnified Party under this Section 6.9 shall be in addition to any right such Person might have under the Company Certificate and the Company By-laws, the certificate of incorporation and the by-laws of the Surviving Corporation or any comparable organizational documents of their Subsidiaries, or under any agreement of any Indemnified Party with the Company, the Surviving Corporation or any of their respective Subsidiaries.

          Section 6.9.6 The provisions of this Section 6.9 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.
          Section 6.10 State Takeover Statutes. Parent, the Company and their respective Boards of Directors (or with respect to the Company, the Special Committee, if appropriate) shall (i) take all reasonable action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement or the transactions provided for in this Agreement.
          Section 6.11 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may reasonably be necessary and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares of Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
          Section 6.12 NDA. The NDA shall continue in full force and effect in accordance with its terms until the earlier of (i) the Effective Time or (ii) the expiration of the NDA according to its terms.
          Section 6.13 Solvency of the Surviving Corporation. In the event that the Company determines to seek an opinion from an independent expert of nationally recognized reputation, addressed to the Company Board supporting the conclusion that, after giving effect to all of the transactions contemplated by this Agreement, each of Parent and the Surviving Corporation will be Solvent (or the equivalent thereof, as determined in the reasonable discretion of the Company) (such opinion, the “Solvency Opinion”), Parent will (i) make its officers available and will use its reasonable best efforts to make its agents and other Representatives available on a customary basis and upon reasonable notice and (ii) provide or make available such information concerning the business, properties, Contracts, assets and liabilities of Parent as may reasonably be requested in connection with delivering the Solvency Opinion; provided, however, that the fees and expenses incurred by the Company to obtain the Solvency Opinion shall not exceed the amount set forth in Section 6.13 of the Company Disclosure Schedule.
          Section 6.14 Financing.
          Section 6.14.1 Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, and close concurrently with the Closing, debt financing on terms and conditions described in the Debt Commitment Letter (including obtaining rating agency approvals, maintaining in effect the Commitments, satisfying on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the financing contemplated by the Debt Commitment Letters (including by consummating the financing contemplated by the Equity Commitment Letter), negotiating definitive agreements with respect to the Debt Commitment Letter on terms and conditions contained therein or with respect to any replacement commitments, satisfying on a timely basis all conditions applicable to Parent and Merger Sub in such definitive agreements that are within its control and, if necessary, borrowing pursuant to the Debt Commitment Letters in the event any “flex” provisions are exercised). Parent shall keep the Company informed on a current basis in reasonable detail of the status of its efforts to comply with the terms of, and satisfy the conditions contemplated by, the financing contemplated by the Commitments in accordance with this Section 6.14. In furtherance of the provisions of this Section 6.14 but subject to Section 6.14.2, one or more Debt Commitment Letters may be amended or superseded without the prior consent of the Company to replace or add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letters as of the date hereof, or otherwise, provided that in no event shall any Debt Commitment Letters be amended or superseded in a manner that would (i) expand or adversely amend the conditions to the debt financing set forth in the Debt Commitment Letters; (ii) reasonably be expected to delay or prevent the Closing; (iii) reduce the aggregate amount of debt financing set forth in the Debt Commitment Letters (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable to Parent than the terms set forth in the Equity Commitment Letter); or (iv) adversely impact the ability of Parent or Merger Sub to enforce their rights against the other parties to the Debt Commitment Letters. In such event, the term “Debt Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters that are not so amended or superseded at the time in question and any such amendment to or replacement of the Debt Commitment Letters to the extent then in effect. In the event that all conditions to the Commitments (other than in connection with the Debt Commitment Letters, the availability or funding pursuant to the Equity Commitment Letter) have been satisfied in Parent’s good faith judgment, Parent shall use its reasonable best efforts to cause the lenders and other persons providing the Commitments to fund on the Closing Date. Parent shall give the Company prompt notice of any material breach by any party of the Commitments, any termination of any of the Commitments or any other circumstance, event or condition that would reasonably be likely to prevent or materially impede or delay the consummation of the financing contemplated by the Commitments, to the extent it becomes aware of such breach, termination, circumstance, event or condition. If any portion of the financing contemplated by the Commitments becomes unavailable on the terms and conditions (including the flex provisions) set forth in the Commitment Letters, Parent shall use its reasonable best efforts to arrange alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms no less favorable to Parent or Merger Sub (as determined in the reasonable judgment of Parent) than those set forth in the Debt Commitment Letters (including the flex provisions) as promptly as practicable following the occurrence of such event, but in no event later than the last day of the Marketing Period. For the avoidance of doubt, (i) the obtaining of the financing provided for by the Commitments, or any alternative financing, is not a condition to Closing and (ii) in the event that (x) all or any portion of the financing set forth in the Debt Commitment Letters structured as privately offered notes is not yet received by Parent or Merger Sub, (y) the conditions to closing in Article 7 (other than the delivery of the officer’s certificates contemplated in Sections 7.2.3 and 7.3.3 and conditions that by their nature can be satisfied only at Closing) have been satisfied and (z) the bridge facilities contemplated by the Debt Commitment Letters (or alternative bridge financing obtained in accordance with this Agreement) are available in all material respects on the terms and conditions (including the flex provisions) described in the Debt Commitment Letters (or alternative financing therefor), then Parent shall cause the proceeds of such bridge financing or alternative financing) to be used to replace such privately offered note financing no later than the final day of the Marketing Period. For purposes of this Agreement, unless otherwise agreed among the parties hereto, “Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date hereof (A) during which (1) Parent shall have the Required Information that the Company is required to provide to Parent pursuant to Section 6.15 and (2) no event has occurred and no conditions exist that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20-consecutive-Business-Day period, and (B) the conditions set forth in Section 7.1 have been satisfied (other than conditions that by their nature can be satisfied only at the Closing); provided that if the Marketing Period would not end on or prior to August 17, 2007, the Marketing Period shall commence no earlier than September 4, 2007; provided, further, that if the Marketing Period would not end on or prior to December 20, 2007, the Marketing Period shall commence no earlier than January 2, 2008; and provided, further, that the Marketing Period shall not be deemed to have commenced if, (i) after the date hereof and prior to the completion of the Marketing Period, Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Company SEC Filings or (ii) if the financial statements included in the Required Information that is available to Parent on the first day of any such 20-consecutive-Business Day period would not be sufficiently current on any day during such 20-consecutive-Business-Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of the 20-consecutive-Business-Day period.
          Section 6.14.2 In no event shall Parent, Merger Sub or any member of the Parent Group (i) retain any financial advisors on an exclusive basis other than financial advisors to which the Special Committee consents or (ii) enter into any contract or agreement with any bank or investment bank or other potential provider of debt financing on an exclusive basis (or otherwise on terms that would prohibit such Persons from providing (or seeking to provide) such debt financing to any other Persons in connection with a transaction relating to the Company or the Company Subsidiaries, in each case in connection with the transactions contemplated hereby).
          Section 6.15 Cooperation in Securing Financing. From the date of this Agreement until Closing, the Company shall, and shall cause each Company Subsidiary and each of the respective officers and employees of the Company and the Company Subsidiaries to, and shall use its reasonable best efforts to cause the advisors, including legal and accounting, of the Company and the Company Subsidiaries to, use its reasonable best efforts to provide all cooperation reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries) in connection with obtaining the financing contemplated by the Debt Commitment Letters, including (i) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and similar documents required in connection with the financing contemplated by the Debt Commitment Letters; (provided that any private placement memoranda or prospectuses, business projections in relation to high yield debt securities need not be issued by the Company or any Company Subsidiaries; and provided, further, that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor), (iii) executing and delivering any pledge and security documents, currency or interest hedging arrangements or other definitive financing documents or other certificates, legal opinions and documents as may be reasonably requested by Parent or otherwise facilitating the pledging of collateral as may be reasonably requested by Parent (provided that any obligations contained in such documents shall be effective no earlier than as of the Effective Time), (iv) furnishing Parent and Merger Sub and their financing sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including all financial statements and financial and other data of the type required by Regulation S-X (other than Item 3-10 of Regulation S-X, but including summary guarantor/non-guarantor information of the type customarily included in offering documents used in private placements under Rule 144A of the Securities Act) and Regulation S-K, including audits thereto to the extent so required, under the Securities Act and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Debt Commitment Letters at the time during the Company’s fiscal year such offerings will be made (information required to be delivered pursuant to this clause (iv) being referred to as, the “Required Information”), provided that Parent will provide the Company with a list of the form and types of financial and other information it will request pursuant to this clause (iv) as promptly as practicable after the date of this Agreement, (v) using reasonable best efforts to obtain accountants’ comfort letters, accountants’ consents, legal opinions, surveys and title insurance as reasonably requested by Parent, (vi) using reasonable best efforts to (A) permit the lenders under the Debt Commitment Letters to evaluate the Company’s and the Company Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (provided that such access and information shall only be provided to the extent that in the judgment of the Company such access or the provision of such information would not violate applicable Law; and provided, further, that the foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the judgment of the Company would result in the disclosure of any trade secrets or violate any of its or the Company Subsidiaries’ obligations with respect to confidentiality) and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing (provided that such accounts, agreements and arrangements will not become active or take effect until the Effective Time) and (vii) entering into one or more credit or other agreements on terms reasonably satisfactory to Parent in connection with the financing contemplated by the Debt Commitment Letters; provided that neither the Company nor any of the Company Subsidiaries shall be required to enter into any agreement or commit to take any action that is not contingent upon the Closing (including the entry into any purchase agreement). Neither the Company nor any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financing contemplated by the Commitments prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with such cooperation. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the financing contemplated by the Commitments and any information utilized in connection therewith. Notwithstanding anything to the contrary, the condition set forth in Section 7.2.2 of this Agreement, as it applies to the Company’s obligations under this Section 6.15, shall be deemed satisfied unless the financing contemplated by the Debt Commitment Letters (or any alternative financing) has not been obtained as a result of the Company’s willful and material breach of its obligations under this Section 6.15. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the financing contemplated by the Commitments; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. All non-public or otherwise confidential information regarding the Company and the Company Subsidiaries obtained by Parent or the Parent Representatives pursuant to this Section 6.15 shall be kept confidential by Parent in accordance with the NDA.
          Section 6.16 Debt Tender Offers.
          Section 6.16.1 As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase and consent solicitations with respect to all of the outstanding aggregate amount and all other amounts due of those series of the Company’s debt securities listed in Section 6.16.1 of the Company Disclosure Schedule (the “Notes”), on such terms and conditions as may be agreed upon by Parent and the Company (including in each case the related consent solicitation, each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith; provided that (i) the Company shall have received from Parent the completed Offer Documents which shall be in form and substance reasonably satisfactory to the Company and its counsel, and (ii) the Company shall use its reasonable best efforts to cause the Company’s counsel to deliver all legal opinions required in connection with this Section 6.16.1. Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the receipt of requisite consents to amend the documents relating to the Notes, the occurrence of the Closing and such other conditions agreed upon by Parent and the Company, and the parties shall use their reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. Subject to the preceding sentence, the Company shall provide, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers.

The Company shall waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Closing) as may be reasonably requested by Parent in writing and shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers other than as agreed between Parent and the Company.
          Section 6.16.2 Promptly after the date of this Agreement, Parent shall prepare all necessary and appropriate documentation in connection with the Debt Tender Offers, including the offers to purchase, related consents and letters of transmittal and other related documents (collectively, the “Offer Documents”). Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents. The Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of the Notes in connection with the Debt Tender Offers shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable in form and substance to each of them. If at any time prior to the completion of the Debt Tender Offers any information in the Offer Documents should be discovered by the Company and the Company Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party in writing, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes. Notwithstanding anything to the contrary in this Section 6.16.2, the Company shall, and shall cause the Company Subsidiaries to, comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such laws are applicable in connection with the Debt Tender Offers and such compliance shall not be deemed a breach hereof.
          Section 6.16.3 The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Tender Offers shall be selected by Parent and the Company shall pay, and Parent shall reimburse the Company for, the fees and expenses of the foregoing. The Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions reasonably acceptable to Parent and the Company. Parent further agrees to reimburse the Company and the Company Subsidiaries for all of their other reasonable out-of-pocket costs (including reasonable fees and expenses of their Representatives) in connection with the Debt Tender Offers promptly following delivery of reasonable documentation of such costs.
          Section 6.16.4 The Company agrees that, promptly following the consent payment deadline, assuming the requisite consents are received, the Company and the Company Subsidiaries as may be necessary shall execute supplements or amendments to the documents governing the Notes, which supplements or amendments shall implement the amendments described in the Offer Documents and shall become operative only currently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Tender Offers). Concurrent with the Effective Time, Parent shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Tender Offers and, subject to receipt of the requisite consents, pay for consents validly delivered and not revoked in accordance with the Debt Tender Offers.
                    Section 6.16.5 With respect to any series of Notes, if requested by Parent at least 60 days prior to the Closing, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the documents governing such series of Notes, (A) issue concurrent with the Closing a notice of redemption providing for the redemption on a date agreed with Parent not more than 30 days after the delivery of such notice of redemption (or such later time required by the documents governing the applicable series of Notes) for all of the outstanding aggregate principal amount of Notes of such series pursuant to the requisite provisions of the documents governing such series Notes, or (B) take any actions reasonably requested by Parent that are reasonably necessary to facilitate the defeasance, satisfaction and/or discharge of such series of Notes pursuant to the applicable section of the documents governing such series of Notes, and shall redeem, defease or satisfy and/or discharge, as applicable, such series of Notes in accordance with the terms of the documents governing such series of Notes at the Effective Time; provided that any action described in clause (A) or (B) above will be conditioned on the occurrence of the Effective Time, and provided, further, that the Company shall use its reasonable best efforts to cause Company’s counsel to deliver all legal opinions required in connection with such redemption or satisfaction or discharge.
                    Section 6.16.6 Parent shall, promptly upon request by the Company, reimburse the Company and the Company Subsidiaries for their reasonable out-of-pocket fees and expenses incurred pursuant to this Section 6.16. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interests, awards, judgments, and penalties incurred or suffered by them in connection with any actions taken pursuant to this Section 6.16; provided, however, that Parent shall not have any obligation to indemnify and hold harmless any such party or Person to the extent that any such damages suffered or incurred arose from disclosure provided by the Company that is determined to have contained a material misstatement or omission.
Article 7.
Closing Conditions
               Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, or waiver (in the case of the Company, upon the approval of the Special Committee), at or prior to the Closing Date of the following conditions:

                    Section 7.1.1 Stockholder Approval. The Stockholder Approval shall have been obtained.
                    Section 7.1.2 HSR Act; Regulatory Approvals. (i) All filing and waiting periods applicable (including any extensions thereof) to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) the Competition Act Approval shall have been obtained, (iii) the Regulatory Approvals listed in Section 7.1.2 of the Company Disclosure Schedule shall have been obtained and be in full force and effect and (iv) (A) the applicable Bank Approvals shall have been obtained and be in full force and effect, or (B) in case the applicable Bank Approvals are not obtained by the Bank Approval Date or Parent makes an election referred to in the first sentence of Section 6.5.8, all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time from any Governmental Entity in order to effect the Bank Restructuring pursuant to Section 6.5.8 shall have been obtained and any applicable waiting periods shall have expired.
                    Section 7.1.3 No Injunctions or Restraints. No Law or Order issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that no party shall assert that this condition has not been satisfied unless such Party shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, any such Law or Order and shall have complied in all material respects with its obligations under Section 6.5.
               Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions, any one or more of which may be waived in writing by Parent.
                    Section 7.2.1 Representations and Warranties. (i) Other than with respect to Section 4.2.1, 4.2.2 and 4.3, the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), disregarding for these purposes any exception in such representations and warranties relating to materiality or a Company Material Adverse Effect, except for such failures to be true and correct which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 4.2.1, 4.2.2 and 4.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).
                    Section 7.2.2 Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
                    Section 7.2.3 Officer’s Certificate. Parent shall have received a certificate of an executive officer of the Company confirming the satisfaction of the conditions set forth in Sections 7.2.1 and 7.2.2.
               Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the following conditions, any one of which may be waived in writing by the Company.
                    Section 7.3.1 Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except with respect to the representations and warranties of Parent and Merger Sub other than those set forth in Section 5.10 for such failures to be true and correct, which individually or in the aggregate, would not reasonably be expected to prevent consummation of the Merger.
                    Section 7.3.2 Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.
                    Section 7.3.3 Officer’s Certificate. The Company shall have received a certificate of an executive officer of Parent confirming the satisfaction of the conditions set forth in Sections 7.3.1 and 7.3.2.
               Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article 7 to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the transactions provided for herein.
Article 8.
Termination, Amendment and Waiver
               Section 8.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating Party or Parties, whether before or after the Stockholder Approval:
                    (a) By mutual written consent of Parent and the Company (upon the approval of the Special Committee);

                    (b) by either Parent or the Company (if, in the case of the Company, it has not materially violated Section 6.4 and upon the approval of the Special Committee)):
                    (i) if the Stockholder Approval is not obtained at the Company Stockholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon;
                    (ii) if the Merger shall not have been consummated by 11:59 p.m. New York City time on the date that is eleven (11) months from the date hereof (such date, the “Termination Date”); provided that if the Marketing Period has commenced on or before the Termination Date but has not ended on or before the Termination Date, the Termination Date shall automatically be extended by one month; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before the Termination Date; or
                    (iii) if there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited or any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and non-appealable and, prior to termination pursuant to this Section 8.1(b)(iii) each of the Parties shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Law or Order and shall have complied in all material respects with its obligations under Section 6.5; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement results in the imposition of any such Order or the failure of such Order to be resisted, resolved or lifted, as applicable.
                    (c) by the Company (upon the approval of the Special Committee):
                    (i) if (x) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3.2 would not be satisfied, (y) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3.1 would not be satisfied or (z) if all the conditions set forth in Section 7.1 and 7.2 are satisfied (excluding conditions that, by their terms, cannot be satisfied until the Closing, but which would be reasonably capable of being satisfied at Closing) and Parent or Merger Sub fails to effect the Merger and/or satisfy their respective obligations under Section 3, including depositing (or causing to be deposited) with the Paying Agent sufficient funds to make all payments pursuant to Section 3.1 by 11:59 p.m. New York City time on the final day of the Marketing Period, and, in the case of (x) or (y), such breach is incapable of being cured by the Termination Date or is not cured within thirty (30) Business Days after Parent or Merger Sub receives written notice of such breach from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Sections 7.2.1 or 7.2.2, as applicable, not being satisfied; or
                    (ii) if prior to the obtaining of the Stockholder Approval (w) the Company has received a Superior Proposal, (x) the Special Committee or the Company Board determines in good faith that the failure to terminate this Agreement would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Special Committee or the Company Board to the holders of shares of Company Common Stock under applicable Law, (y) the Company has complied in all material respects with Section 6.4 and (z) not later than the day of such termination, the Company pays the Termination Fee to Parent in accordance with Section 8.4.
                    (d) by Parent:
                    (i) if (x) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2.2 would not be satisfied or (y) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2.1 would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured by the Termination Date or is not cured by the Company within thirty (30) Business Days after the Company receives written notice of such breach from Parent or Merger Sub; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Sections 7.3.1 or 7.3.2, as applicable, not being satisfied; or
                    (ii) if, prior to the obtaining of the Stockholder Approval (x) a Company Adverse Recommendation Change shall have occurred, (y) the Company has failed to include the Company Recommendation in the Proxy Statement or (z) the Company Board or Special Committee approves or recommends a Takeover Proposal to the holders of Company Common Stock or approves or recommends that holders of Company Common Stock tender their shares of Company Common Stock in any tender offer or exchange offer that is a Takeover Proposal.
               Section 8.2 Effect of Termination. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers or directors; provided, however, that the provisions of Section 6.5 (third and fourth sentences thereof), Section 6.16.3 (first and third sentences thereof), Section 6.16.6, this Section 8.2, Sections 8.3, 8.4, 8.5 and Article 9 and the NDA shall remain in full force and effect and survive any termination of this Agreement; provided, further, that no Party shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement. In no event shall any Party be liable for punitive damages.
               Section 8.3 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
               Section 8.4 Termination Fee.
                    Section 8.4.1 In the event that this Agreement is terminated pursuant to Section 8.1(c)(ii) or Section 8.1(d)(ii), then the Company shall pay Parent (or Parent’s designee) $170,000,000 (the “Termination Fee”) not later than the day of such termination. If this Agreement is terminated pursuant to Section 8.1(b)(i), 8.1(b)(ii) or Section 8.1(d)(i) (if, in the case of termination pursuant to Section 8.1(d)(i), at the time of such termination there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of the Company’s representations and warranties or covenants and other agreements hereunder) that would cause the conditions in Sections 7.1.2, 7.1.3 and 7.3 not to be satisfied on or prior to the Termination Date), then, in the event that, (i) after the date hereof and prior to such termination, or, in the case of a termination under Section 8.1(b)(i), after the date hereof and prior to the Company Stockholders’ Meeting, any Third Party shall have publicly made, proposed, communicated or disclosed an intention to make a bona fide Takeover Proposal, which bona fide Takeover Proposal has not been publicly retracted or rescinded by the time of the Company Stockholders’ Meeting and (ii) within twelve (12) months of the termination of this Agreement the Company enters into a definitive agreement with respect to a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to fifty (50) percent) (whether or not the same as the Takeover Proposal originally made or publicly announced) or any Takeover Proposal is consummated (with all percentages in the definition of Takeover Proposal increased to fifty (50) percent) (whether or not the same as the Takeover Proposal originally made or publicly announced), then the Company shall pay, or cause to be paid to, Parent (or Parent’s designee) the Termination Fee, less the amount of any Parent Expenses previously paid, upon the earlier of the entering into of such definitive agreement or the consummation of such Takeover Proposal. The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing to the Company by Parent (or Parent’s designee). For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to paid, the Termination Fee on more than one occasion.
                    Section 8.4.2 In the event that this Agreement is terminated pursuant to Section 8.1(b)(i) under circumstances in which the Termination Fee is not then payable pursuant to Section 8.4.1, then the Company shall pay promptly (but in any event within two Business Days) following receipt of an invoice therefor all of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (“Parent Expenses”), which amount shall not be greater than $20,000,000; provided, however, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.4.1 shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.4.2; and provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.4.2 shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.4.1 except to the extent indicated in Section 8.4.1.
                    Section 8.4.3 The Company acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated in this Agreement, that the damages resulting from termination of this Agreement under circumstances where a Termination Fee are payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to Section 8.4.1 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Termination Fee and, in order to obtain such payments Parent commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its costs and expenses (including reasonable attorney’s fees) in connection with such suit.
               Section 8.5 Business Interruption Fee.
                    Section 8.5.1 In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(i), if, at the time of such termination, there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of Parent’s or Merger Sub’s representations and warranties or covenants and other agreements hereunder) that would cause the conditions in Sections 7.1 and 7.2 not to be satisfied on or prior to the Termination Date, then Parent shall pay or cause to be paid to the Company a business interruption fee in an aggregate amount of $170,000,000 (the “Business Interruption Fee”). The Business Interruption Fee shall be paid by wire transfer of immediately available funds to an account specified by the Company in writing to Parent on the second Business Day following termination of this Agreement by the Company. For the avoidance of doubt, in no event shall Parent be obligated to pay, or cause to paid, the Business Interruption Fee on more than one occasion.
                    Section 8.5.2 Parent acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated in this Agreement, that the damages resulting from termination of this Agreement under circumstances where a Business Interruption Fee are payable are uncertain and incapable of accurate calculation and that amounts payable pursuant to Section 8.5.1 are not a penalty, but rather constitute liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Business Interruption Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the Business Interruption Fee and, in order to obtain such payment the company commences a suit which results in a judgment against Parent for the Business Interruption Fee, Parent shall pay to the Company its costs and expenses (including reasonable attorney’s fees) in connection with such suit.
                    Section 8.5.3 Notwithstanding anything to the contrary in this Agreement, (i) the Company’s right to receive payment of the Business Interruption Fee from Parent pursuant to Section 8.5.1 and the reimbursement and indemnification obligations of Parent under Section 6.15 (the third and fourth sentences thereof), Section 6.16.3 (first and third sentences thereof) and Section 6.16.6 or the guarantee thereof pursuant to the Guarantee shall be the sole and exclusive remedy of the Company and the Company Subsidiaries (it being understood that no other Person (including the Fund) shall have any liability or obligation under or with respect to such provisions) and (ii) in no event, whether or not this Agreement shall have been terminated, shall the Company be entitled to monetary damages in excess of (x) $3,000,000 with respect to the reimbursement and indemnification obligations of Parent under Section 6.15 (the third and fourth sentences thereof), Section 6.16.3 (first and third sentences thereof) and Section 6.16.6 and (y) $170,000,000, in the aggregate, inclusive of the Business Interruption Fee, if applicable, for all other losses and damages arising from or in connection with breaches of this Agreement by Parent or Merger Sub or otherwise relating to or arising out of this Agreement or the transactions contemplated by this Agreement.
               Section 8.6 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and, in the case of the Company upon the approval of the Special Committee, subject to Section 8.7, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement by the Company’s stockholders, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of such stockholders. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
               Section 8.7 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that the Company may only take such action with the approval of the Special Committee; and provided, further, that after approval of the Agreement by the stockholders of the Company, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders may be made without further stockholder approval. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.
Article 9.
General Provisions
               Section 9.1 Non-Survival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (i) the covenants and agreements contained in this Article 9, the agreements of Parent, Merger Sub and the Company in Article 3 (Conversion of Securities; Exchange of Certificates), Section 6.8 (Employee Matters), Section 6.9 (Indemnification of Directors and Officers), and Section 8.3 (Fees and Expenses) and (ii) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.
               Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Aladdin Holdco, Inc.
c/o The Blackstone Group
345 Park Avenue
New York, New York 10154
Attention: Paul C. Schorr IV
Facsimile: (212) 583-5842

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Wilson S. Neely
Facsimile: (212) 455-2502

If to the Company, addressed to it at:

Alliance Data Systems Corporation

17655 Waterview Parkway
Dallas, Texas 75252
Attention: J. Michael Parks
Alan M. Utay
Facsimile: (972) 348-5150

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
Attention: Joseph L. Motes III
Facsimile: (214) 969-4343

and to:

Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022-4611
Attention: Thomas W. Christopher
Jeffrey D. Symons
Facsimile: (212) 446-4900

If to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to Kirkland & Ellis LLP.
               Section 9.3 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
               Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.
               Section 9.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (together with the Exhibits, Parent Disclosure Schedule, Company Disclosure Schedule and the other documents delivered pursuant hereto), the Commitments and the NDA constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB

AND THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE MERGER, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. Each Party hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement, except for the provisions of Section 6.9, is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the accuracy or completeness of the representations and warranties set forth herein.
               Section 9.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties provided, however, that, prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent and Merger Subsidiary may assign this Agreement (in whole but not in part) to Parent or any of its Affiliates (provided that such assignment shall not (i) affect the obligations of the Fund under the Equity Commitment Letter or Guarantee or (ii) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement). No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
               Section 9.7 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.
               Section 9.8 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury; Remedies.
                    Section 9.8.1 This Agreement shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any Laws other than the Laws of the State of Delaware.
                    Section 9.8.2 The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.1, Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled pursuant to the terms of this Agreement, at law or in equity. Notwithstanding the first sentence of this Section 9.8.2, however, the Parties acknowledge that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement only to prevent breaches of or enforce compliance with those covenants of Parent or Merger Sub that require Parent or Merger Sub to (x) use its reasonable best efforts to obtain the financing contemplated by the Commitments, including without limitation, the covenants set forth in Section 6.5 (Reasonable Best Efforts) and Section 6.14 (Financing) and (y) consummate the Merger, if in the case of clause (y), the financing provided for in the Commitments (and, if alternative financing is being used, pursuant to commitments with respect thereto) is available to be drawn down by Parent pursuant to the terms of the applicable agreements but is not so drawn solely as a result of Parent refusing to do so in breach of this Agreement. For the avoidance of doubt, whether or not the Company is entitled to seek injunctions or specific performance pursuant to the provisions of the preceding sentence or otherwise, in no event will the Company be entitled to seek monetary damages in excess of (i) $3,000,000 with respect to the reimbursement and indemnification obligations of Parent under Section 6.15 (the third and fourth sentences thereof), Section 6.16.3 (first and third sentences thereof) and Section 6.16.6 and (ii) $170,000,000, in the aggregate, inclusive of the Business Interruption Fee, if applicable, for all other losses and damages arising from or in connection with breaches of this Agreement by Parent, Merger Sub or any Parent Representative or otherwise relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely in the Chancery Court of the State of Delaware; provided that if (and only after) such courts determine that they lack subject matter jurisdiction over any such legal action, suit or proceeding, such legal action, suit or proceeding shall be brought in the Federal courts of the United States located in the State of Delaware; provided, further, that if (and only after) both the Chancery Court of the State of Delaware and the Federal courts of the United States located in the State of Delaware determine that they lack subject matter jurisdiction over any such legal action, suit or proceeding, such legal action, suit or proceeding shall be brought in the United States District Court for the Southern District of New York. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts. Each Party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 9.2.
                    Section 9.8.3 The Company agrees that, whether or not this Agreement is terminated, (i) to the extent it has incurred losses or damages in connection with this Agreement, (A) the maximum aggregate liability of Parent and Merger Sub for such losses or damages other than reimbursable expenses and indemnification claims under Section 6.15, 6.16.3 and 6.16.6 shall be limited to $170,000,000, inclusive of the Business Interruption Fee, (B) the maximum aggregate liability of Parent for reimbursable expenses and indemnification claims under Section 6.15 (the third and fourth sentences thereof), Section 6.16.3 (first and third sentences thereof) and Section 6.16.6 shall be limited to $3,000,000, (C) the maximum liability of the Fund, directly or indirectly, shall be limited to the express obligations of such Fund under the Guarantee, and (D) in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub or the Fund and (ii) in no event shall any “Non-Recourse Party” have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, the foregoing shall not diminish the Company’s right to specifically enforce the terms of the Equity Commitment Letter in connection with the Company’s exercise of its rights under Section 9.8.2 to specifically enforce this Agreement.
               Section 9.9 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
               Section 9.10 Obligations of Parent. Whenever this Agreement requires a Subsidiary of Parent (including Merger Sub) to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.
[Signature page follows.]

          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALADDIN HOLDCO, INC.
By:	/s/ Paul C. Schorr IV
a duly authorized signatory

ALADDIN MERGER SUB, INC.
By:	/s/ Paul C. Schorr IV
a duly authorized signatory

ALLIANCE DATA SYSTEMS CORPORATION
By:	/s/ J. Michael Parks
a duly authorized signatory